UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2016

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 28, 2016

Mizuho Financial Group, Inc.

By:	/s/ Junichi Shinbo
Name:	Junichi Shinbo
Title:	Managing Executive Officer / Group CFO

The following is the English translation of excerpt regarding the Basel Pillar 3 disclosures and the relevant information from our Japanese language disclosure material published in January 2016.

The Japanese regulatory disclosure requirements are fulfilled with the Basel Pillar 3 disclosures and Japanese GAAP is applied to the relevant financial information.

In this report, “we,” “us,” and “our” refer to Mizuho Financial Group, Inc. and, unless the context indicates otherwise, its consolidated subsidiaries. “Mizuho Financial Group” refers to Mizuho Financial Group, Inc.

Status of Capital Adequacy

Status of Sound Management of Liquidity Risk

■ Liquidity Coverage Ratio	57

Capital adequacy ratio highlights

The Basel Framework, based on the “International Convergence of Capital Measurement and Capital Standards: A Revised Framework” issued by the Basel Committee on Banking Supervision, requires the disclosure of capital adequacy information to ensure the enhanced effectiveness of market discipline. Our disclosure is made under the “Matters Separately Prescribed by the Commissioner of the Financial Services Agency Regarding Capital Adequacy Conditions, etc. pursuant to Article 19-2, Paragraph 1, Item 5, Subitem (d) , etc. of the Ordinance for Enforcement of the Banking Law (Ministry of Finance Ordinance No. 10 of 1982)” (the FSA Notice No. 7 of 2014).

With respect to the calculation of capital adequacy ratio, we have applied the international standard and adopted (a) the advanced internal ratings-based approach as a method to calculate the amount of credit risk weighted assets and (b) the advanced measurement approach as a method to calculate the amount equivalent to the operational risk.

■ Capital adequacy ratio highlights

Mizuho Financial Group (Consolidated)

	(Billions of yen)
	As of September 30, 2014	As of September 30, 2015
Total capital ratio (International standard)	15.06%	15.40%
Tier 1 capital ratio	11.85%	12.42%
Common equity Tier 1 capital ratio	9.32%	10.17%

Total capital	9,167.5	9,596.1

Tier 1 capital	7,217.2	7,742.3
Common equity Tier 1 capital	5,677.2	6,338.8

Risk weighted assets	60,865.9	62,309.2

Mizuho Bank (Consolidated)

	(Billions of yen)
	As of September 30, 2014	As of September 30, 2015
Total capital ratio (International standard)	16.02%	16.01%
Tier 1 capital ratio	12.69%	13.06%
Common equity Tier 1 capital ratio	10.59%	10.83%

Total capital	8,692.7	9,097.2

Tier 1 capital	6,883.3	7,420.5
Common equity Tier 1 capital	5,748.0	6,151.9

Risk weighted assets	54,230.2	56,790.8

Mizuho Bank (Non-Consolidated)

	(Billions of yen)
	As of September 30, 2014	As of September 30, 2015
Total capital ratio (International standard)	16.14%	16.06%
Tier 1 capital ratio	12.61%	12.93%
Common equity Tier 1 capital ratio	10.52%	10.65%

Total capital	8,587.6	8,936.3

Tier 1 capital	6,707.0	7,196.8
Common equity Tier 1 capital	5,595.0	5,928.9

Risk weighted assets	53,175.4	55,639.4

Mizuho Trust & Banking (Consolidated)

	(Billions of yen)
	As of September 30, 2014	As of September 30, 2015
Total capital ratio (International standard)	19.06%	21.13%
Tier 1 capital ratio	16.37%	19.10%
Common equity Tier 1 capital ratio	16.37%	19.06%

Total capital	490.0	502.1

Tier 1 capital	420.9	453.8
Common equity Tier 1 capital	420.9	452.9

Risk weighted assets	2,569.8	2,376.1

Mizuho Trust & Banking (Non-consolidated)

	(Billions of yen)
	As of September 30, 2014	As of September 30, 2015
Total capital ratio (International standard)	19.03%	21.22%
Tier 1 capital ratio	16.36%	19.18%
Common equity Tier 1 capital ratio	16.36%	19.18%

Total capital	483.6	491.6

Tier 1 capital	415.8	444.3
Common equity Tier 1 capital	415.8	444.3

Risk weighted assets	2,540.8	2,315.9

Status of Mizuho Financial Group’s consolidated capital adequacy

■ Scope of consolidation

(1) Scope of consolidation for calculating consolidated capital adequacy ratio

(A) Difference from the companies included in the scope of consolidation based on consolidation rules for preparation of consolidated financial statements (the “scope of accounting consolidation”)

None as of September 30, 2014 and 2015.

(B) Number of consolidated subsidiaries

	As of September 30, 2014	As of September 30, 2015
Consolidated subsidiaries	156	147

Our major consolidated subsidiaries (and their main businesses) are Mizuho Bank, Ltd. (banking business), Mizuho Trust & Banking Co., Ltd. (trust business and banking business) and Mizuho Securities Co., Ltd. (securities business).

(C) Corporations providing financial services for which Article 9 of the FSA Notice No. 20 is applicable

None as of September 30, 2014 and 2015.

(D) Companies that are in the bank holding company’s corporate group but not included in the scope of accounting consolidation and companies that are not in the bank holding company’s corporate group but included in the scope of accounting consolidation

None as of September 30, 2014 and 2015.

(E) Restrictions on transfer of funds or capital within the bank holding company’s corporate group

None as of September 30, 2014 and 2015.

(F) Names of any other financial institutions, etc., classified as subsidiaries or other members of the bank holding company that are deficient in regulatory capital

None as of September 30, 2014 and 2015.

■ Composition of capital

(2) Composition of capital, etc.

(A) Composition of capital disclosure

Composition of capital disclosure (International standard)

				(Millions of yen)
				As of September 30, 2014		As of September 30, 2015
Basel III template					Amounts excluded under transitional arrangements		Amounts excluded under transitional arrangements
Common equity Tier 1 capital: instruments and reserves		(1)
1a+2-1c-26	Directly issued qualifying common share capital plus related stock surplus and retained earnings			5,593,716	/	6,128,579	/
1a	of which: capital and stock surplus			3,087,513	/	3,223,128	/
2	of which: retained earnings			2,598,167	/	3,004,162	/
1c	of which: treasury stock (-)			3,840	/	4,031	/
26	of which: national specific regulatory adjustments (earnings to be distributed) (-)			88,123	/	94,680	/
	of which: other than above			—	/	—	/
1b	Subscription rights to common shares			2,024	/	2,762	/
3	Accumulated other comprehensive income and other disclosed reserves			227,016	908,065	683,133	1,024,700
5	Common share capital issued by subsidiaries and held by third parties (amount allowed in group CET1)			12,250	/	11,789	/
	Total of items included in common equity Tier 1 capital: instruments and reserves subject to phase-out arrangements			58,068	/	52,353	/
	of which: amount allowed in group CET1 capital subject to phase-out arrangements on common share capital issued by subsidiaries and held by third parties			58,068	/	52,353	/
6	Common equity Tier 1 capital: instruments and reserves	(A	)	5,893,076	/	6,878,618	/
Common equity Tier 1 capital: regulatory adjustments		(2)
8+9	Total intangible assets (net of related tax liability, excluding those relating to mortgage servicing rights)			87,950	351,800	205,731	308,597
8	of which: goodwill (net of related tax liability, including those equivalent)			22,833	91,332	16,064	24,096
9	of which: other intangibles other than goodwill and mortgage servicing rights (net of related tax liability)			65,117	260,468	189,667	284,500
10	Deferred tax assets that rely on future profitability excluding those arising from temporary differences (net of related tax liability)			6,949	27,798	4,731	7,097
11	Deferred gains or losses on derivatives under hedge accounting			377	1,510	23,642	35,463
12	Shortfall of eligible provisions to expected losses			1,155	4,411	16,047	23,976
13	Securitization gain on sale			605	2,422	40	61
14	Gains and losses due to changes in own credit risk on fair valued liabilities			161	646	516	774
15	Net defined benefit asset			59,663	238,653	209,811	314,717
16	Investments in own shares (excluding those reported in the net assets section)			1,119	4,478	930	1,395
17	Reciprocal cross-holdings in common equity			—	—	—	—

18	Investments in the capital of banking, financial and insurance entities that are outside the scope of regulatory consolidation, net of eligible short positions, where the bank does not own more than 10% of the issued share capital (amount above the 10% threshold)			57,804	231,216	78,353	117,530
19+20+21	Amount exceeding the 10% threshold on specified items			—	—	—	—
19	of which: significant investments in the common stock of financials			—	—	—	—
20	of which: mortgage servicing rights			—	—	—	—
21	of which: deferred tax assets arising from temporary differences (net of related tax liability)			—	—	—	—
22	Amount exceeding the 15% threshold on specified items			—	—	—	—
23	of which: significant investments in the common stock of financials			—	—	—	—
24	of which: mortgage servicing rights			—	—	—	—
25	of which: deferred tax assets arising from temporary differences (net of related tax liability)			—	—	—	—
27	Regulatory adjustments applied to common equity Tier 1 due to insufficient additional Tier 1 and Tier 2 to cover deductions			—	/	—	/
28	Common equity Tier 1 capital: regulatory adjustments	(B	)	215,787	/	539,805	/
Common equity Tier 1 capital (CET1)
29	Common equity Tier 1 capital (CET1) ((A)-(B))	(C	)	5,677,289	/	6,338,812	/

					(Millions of yen)
					As of September 30, 2014		As of September 30, 2015
Basel III template						Amounts excluded under transitional arrangements		Amounts excluded under transitional arrangements
Additional Tier 1 capital: instruments			(3)
30	31a	Directly issued qualifying additional Tier 1 instruments plus related stock surplus of which: classified as equity under applicable accounting standards and the breakdown			—	/	—	/
30	31b	Subscription rights to additional Tier 1 instruments			—	/	—	/
30	32	Directly issued qualifying additional Tier 1 instruments plus related stock surplus of which: classified as liabilities under applicable accounting standards			—	/	300,000	/
30		Qualifying additional Tier 1 instruments plus related stock surplus issued by special purpose vehicles and other equivalent entities			—	/	—	/
34-35		Additional Tier 1 instruments issued by subsidiaries and held by third parties (amount allowed in group AT1)			27,970	/	29,117	/
33+35		Eligible Tier 1 capital instruments subject to phase-out arrangements included in additional Tier 1 capital: instruments			1,666,511	/	1,193,555	/
33		of which: directly issued capital instruments subject to phase out from additional Tier 1			1,666,511	/	1,193,555	/
35		of which: instruments issued by subsidiaries subject to phase out			—	/	—	/
		Total of items included in additional Tier 1 capital: instruments subject to phase-out arrangements			(53,462)	/	(26,251)	/
		of which: foreign currency translation adjustments			(53,462)	/	(26,251)	/
36		Additional Tier 1 capital: instruments	(D	)	1,641,019	/	1,496,421	/
Additional Tier 1 capital: regulatory adjustments
37		Investments in own additional Tier 1 instruments			—	—	—	—
38		Reciprocal cross-holdings in additional Tier 1 instruments			—	—	—	—
39		Investments in the capital of banking, financial and insurance entities that are outside the scope of regulatory consolidation, net of eligible short positions, where the bank does not own more than 10% of the issued common share capital of the entity (amount above 10% threshold)			175	700	177	265
40		Significant investments in the capital of banking, financial and insurance entities that are outside the scope of regulatory consolidation (net of eligible short positions)			23,811	95,245	58,370	87,555
		Total of items included in additional Tier 1 capital: regulatory adjustments subject to phase-out arrangements			77,108	/	34,349	/
		of which: goodwill equivalent			48,467	/	5,487	/
		of which: intangible fixed assets recognized as a result of a merger			23,908	/	16,764	/
		of which: capital increase due to securitization transactions			2,422	/	61	/
		of which: 50% of excess of expected losses relative to eligible reserves by banks adopting internal ratings-based approach			2,310	/	12,035	/
42		Regulatory adjustments applied to additional Tier 1 due to insufficient Tier 2 to cover deductions			—	/	—	/
43		Additional Tier 1 capital: regulatory adjustments	(E	)	101,095	/	92,896	/

			(Millions of yen)
			As of September 30, 2014		As of September 30, 2015
Basel III template				Amounts excluded under transitional arrangements		Amounts excluded under transitional arrangements
Additional Tier 1 capital (AT1)
44	Additional Tier 1 capital ((D)-(E))	(F)	1,539,924	/	1,403,524	/
Tier 1 capital (T1 = CET1 + AT1)
45	Tier 1 capital (T1 = CET1 + AT1) ((C)+(F))	(G)	7,217,214	/	7,742,337	/
Tier 2 capital: instruments and provisions		(4)
46	Directly issued qualifying Tier 2 instruments plus related stock surplus of which: classified as equity under applicable accounting standards and the breakdown		—	/	—	/
46	Subscription rights to Tier 2 instruments		—	/	—	/
46	Directly issued qualifying Tier 2 instruments plus related stock surplus of which: classified as liabilities under applicable accounting standards		100,000	/	200,000	/
46	Tier 2 instruments plus related stock surplus issued by special purpose vehicles and other equivalent entities		164,175	/	179,955	/
48-49	Tier 2 instruments issued by subsidiaries and held by third parties (amount allowed in group Tier 2)		8,999	/	9,190	/
47+49	Eligible Tier 2 capital instruments subject to phase-out arrangements included in Tier 2: instruments and provisions		1,196,148	/	1,031,810	/
47	of which: directly issued capital instruments subject to phase out from Tier 2		164,175	/	179,955	/
49	of which: instruments issued by subsidiaries subject to phase out		1,031,973	/	851,855	/
50	Total of general allowance for loan losses and eligible provisions included in Tier 2		5,462	/	5,321	/
50a	of which: general allowance for loan losses		5,462	/	5,321	/
50b	of which: eligible provisions		—	/	—	/
	Total of items included in Tier 2 capital: instruments and provisions subject to phase-out arrangements		652,884	/	595,993	/
	of which: 45% of unrealized gains on other securities		573,037	/	537,310	/
	of which: 45% of revaluation reserve for land		79,847	/	58,683	/
51	Tier 2 capital: instruments and provisions	(H)	2,127,670	/	2,022,270	/
Tier 2 capital: regulatory adjustments
52	Investments in own Tier 2 instruments		—	—	400	600
53	Reciprocal cross-holdings in Tier 2 instruments		—	—	—	—
54	Investments in the capital of banking, financial and insurance entities that are outside the scope of regulatory consolidation, net of eligible short positions, where the bank does not own more than 10% of the issued common share capital of the entity (amount above the 10% threshold)		32,538	130,154	47,465	71,198
55	Significant investments in the capital banking, financial and insurance entities that are outside the scope of regulatory consolidation (net of eligible short positions)		—	—	—	—
	Total of items included in Tier 2 capital: regulatory adjustments subject to phase-out arrangements		144,805	/	120,639	/
	of which: investments in the capital banking, financial and insurance entities		142,494	/	108,603	/
	of which: 50% of excess of expected losses relative to eligible reserves by banks adopting internal ratings-based approach		2,310	/	12,035	/
57	Tier 2 capital: regulatory adjustments	(I)	177,343	/	168,504	/
Tier 2 capital (T2)
58	Tier 2 capital (T2) ((H)-(I))	(J)	1,950,326	/	1,853,765	/
Total capital (TC = T1 + T2)
59	Total capital (TC = T1 + T2) ((G)+(J))	(K)	9,167,540	/	9,596,102	/

			(Millions of yen)
			As of September 30, 2014		As of September 30, 2015
Basel III template				Amounts excluded under transitional arrangements		Amounts excluded under transitional arrangements
Risk weighted assets		(5)
	Total of items included in risk weighted assets subject to phase-out arrangements		984,306	/	859,464	/
	of which: intangible assets (net of related tax liability, excluding those relating to mortgage servicing rights)		236,560	/	267,735	/
	of which: deferred tax assets that rely on future profitability excluding those arising from temporary differences (net of related tax liability)		27,798	/	7,097	/
	of which: net defined benefit asset		238,653	/	314,717	/
	of which: investments in the capital banking, financial and insurance entities		481,294	/	269,913	/
60	Risk weighted assets	(L)	60,865,939	/	62,309,276	/
Capital ratio (consolidated)
61	Common equity Tier 1 capital ratio (consolidated) ((C)/(L))		9.32%	/	10.17%	/
62	Tier 1 capital ratio (consolidated) ((G)/(L))		11.85%	/	12.42%	/
63	Total capital ratio (consolidated) ((K)/(L))		15.06%	/	15.40%	/
Regulatory adjustments		(6)
72	Non-significant investments in the capital of other financials that are below the thresholds for deduction (before risk weighting)		595,308	/	669,722	/
73	Significant investments in the common stock of financials that are below the thresholds for deduction (before risk weighting)		145,258	/	152,389	/
74	Mortgage servicing rights that are below the thresholds for deduction (before risk weighting)		—	/	—	/
75	Deferred tax assets arising from temporary differences that are below the thresholds for deduction (before risk weighting)		130,387	/	76,167	/
Provisions included in Tier 2 capital: instruments and provisions		(7)
76	Provisions (general allowance for loan losses)		5,462	/	5,321	/
77	Cap on inclusion of provisions (general allowance for loan losses)		55,029	/	46,560	/
78	Provisions eligible for inclusion in Tier 2 in respect of exposures subject to internal ratings-based approach (prior to application of cap) (if the amount is negative, report as “nil”)		—	/	—	/
79	Cap for inclusion of provisions in Tier 2 under internal ratings-based approach		286,545	/	304,483	/

			(Millions of yen)
			As of September 30, 2014		As of September 30, 2015
Basel III template				Amounts excluded under transitional arrangements		Amounts excluded under transitional arrangements
Capital instruments subject to phase-out arrangements		(8)
82	Current cap on AT1 instruments subject to phase-out arrangements		1,666,511	/	1,458,197	/
83	Amount excluded from AT1 due to cap (excess over cap after redemptions and maturities) (if the amount is negative, report as “nil”)		107,056	/	—	/
84	Current cap on T2 instruments subject to phase-out arrangements		1,349,648	/	1,180,942	/
85	Amount excluded from T2 due to cap (excess over cap after redemptions and maturities) (if the amount is negative, report as “nil”)		—	/	—	/

Notes:

1.	The above figures are calculated based on International standard applied on a consolidated basis under the FSA Notice No. 20.

2.	In calculating the consolidated capital adequacy ratio, we underwent an examination following the procedures agreed with Ernst & Young ShinNihon LLC, on the basis of “Treatment in implementing examination by agreed-upon procedures for calculating capital adequacy ratio” (Industry Committee Practical Guideline No. 30 of the Japanese Institute of Certified Public Accountants). Note that this is not a part of the accounting audit performed on our consolidated financial statements. This consists of an examination under agreed-upon procedures performed by Ernst & Young ShinNihon LLC on a portion of the internal control structure concerning the calculation of the capital adequacy ratio and a report of the results to us. As such, they do not represent an opinion regarding the capital adequacy ratio itself nor the internal controls related to the calculation of the capital adequacy ratio.

(B) Explanation of (A) Composition of capital disclosure

Reconciliation between “Consolidated balance sheet” and items of consolidated balance sheet and “Composition of capital disclosure”

	(Millions of yen)
Items	Consolidated balance sheet as in published financial statements		Cross- reference to Appended template	Reference # of Basel III template under the Composition of capital disclosure
	As of September 30, 2014	As of September 30, 2015
(Assets)
Cash and due from banks	23,260,682	35,194,504
Call loans and bills purchased	459,627	453,546
Receivables under resale agreements	9,522,012	8,618,422
Guarantee deposits paid under securities borrowing transactions	5,052,663	3,900,412
Other debt purchased	2,987,066	2,907,399
Trading assets	14,814,203	11,565,875	6-a
Money held in trust	161,215	145,940
Securities	45,882,148	39,996,490	2-b, 6-b
Loans and bills discounted	70,193,539	74,276,839	6-c
Foreign exchange assets	1,637,857	1,657,373
Derivatives other than for trading assets	3,463,332	2,958,859	6-d
Other assets	3,701,827	3,537,663	6-e
Tangible fixed assets	911,529	1,078,339
Intangible fixed assets	565,180	706,610	2-a
Net defined benefit asset	462,781	773,296	3
Deferred tax assets	42,004	37,174	4-a
Customers’ liabilities for acceptances and guarantees	4,894,301	4,901,887
Reserves for possible losses on loans	(524,517)	(463,886)
Reserve for possible losses on investments	(3)	—

Total assets	187,487,454	192,246,749

(Liabilities)
Deposits	91,109,933	100,595,584
Negotiable certificates of deposit	16,504,073	15,455,822
Call money and bills sold	6,141,288	5,738,107
Payables under repurchase agreements	19,522,006	19,677,206
Guarantee deposits received under securities lending transactions	6,291,776	2,115,663
Commercial paper	707,010	628,445
Trading liabilities	9,909,523	8,964,612	6-f
Borrowed money	6,854,268	7,406,585	8-a
Foreign exchange liabilities	386,694	560,551
Short-term bonds	823,380	776,296
Bonds and notes	5,613,659	6,235,233	8-b
Due to trust accounts	1,203,915	1,954,690
Derivatives other than for trading liabilities	3,584,221	2,653,017	6-g
Other liabilities	4,794,647	4,649,335
Reserve for bonus payments	38,986	43,964
Net defined benefit liability	44,534	48,948
Reserve for director and corporate auditor retirement benefits	1,296	1,567
Reserve for possible losses on sales of loans	1,735	220
Reserve for contingencies	7,990	6,870
Reserve for reimbursement of deposits	15,755	16,684
Reserve for reimbursement of debentures	52,760	42,905
Reserves under special laws	1,446	1,848
Deferred tax liabilities	186,720	433,970	4-b
Deferred tax liabilities for revaluation reserve for land	81,057	71,897	4-c
Acceptances and guarantees	4,894,301	4,901,887

Total liabilities	178,772,984	182,981,918

(Net assets)
Common stock and preferred stock	2,255,404	2,255,790	1-a
Capital surplus	1,110,007	1,111,410	1-b
Retained earnings	2,598,997	3,004,969	1-c
Treasury stock	(3,840)	(4,031)	1-d

Total shareholders’ equity	5,960,569	6,368,139

Net unrealized gains (losses) on other securities	1,075,153	1,386,622
Deferred gains or losses on hedges	1,887	59,105	5
Revaluation reserve for land	140,740	145,446
Foreign currency translation adjustments	(66,828)	(43,751)
Remeasurements of defined benefit plans	(15,871)	160,410

Total accumulated other comprehensive income	1,135,081	1,707,834		3

Stock acquisition rights	2,024	2,762		1b
Non-Controlling Interests	1,616,793	1,186,094	7

Total net assets	8,714,469	9,264,830

Total liabilities and net assets	187,487,454	192,246,749

Note:

The regulatory scope of consolidation is the same as the accounting scope of consolidation.

Appended template

1. Shareholders’ equity

(1) Consolidated balance sheet

	Consolidated balance sheet items	(Millions of yen)
Ref.		As of September 30, 2014	As of September 30, 2015	Remarks
1-a	Common stock and preferred stock	2,255,404	2,255,790	Including eligible Tier 1 capital instruments subject to phase-out arrangements
1-b	Capital surplus	1,110,007	1,111,410	Including eligible Tier 1 capital instruments subject to phase-out arrangements
1-c	Retained earnings	2,598,997	3,004,969
1-d	Treasury stock	(3,840)	(4,031)
	Total shareholders’ equity	5,960,569	6,368,139

(2) Composition of capital

	Composition of capital disclosure	(Millions of yen)
Basel III template		As of September 30, 2014	As of September 30, 2015	Remarks
	Directly issued qualifying common share capital plus related stock surplus and retained earnings	5,681,840	6,223,259	Shareholders’ equity attributable to common shares (before adjusting national specific regulatory adjustments (earnings to be distributed))
1a	of which: capital and stock surplus	3,087,513	3,223,128
2	of which: retained earnings	2,598,167	3,004,162
1c	of which: treasury stock (-)	3,840	4,031
	of which: other than above	—	—
31a	Directly issued qualifying additional Tier 1 instruments plus related stock surplus of which: classified as equity under applicable accounting standards and the breakdown	—	—	Shareholders’ equity attributable to preferred shares with a loss absorbency clause upon entering into effective bankruptcy

2. Intangible fixed assets

(1) Consolidated balance sheet

	Consolidated balance sheet items	(Millions of yen)
Ref.		As of September 30, 2014	As of September 30, 2015	Remarks
2-a	Intangible fixed assets	565,180	706,610
2-b	Securities	45,882,148	39,996,490
	of which: share of goodwill of companies accounted for using the equity method	53,580	31,016	Share of goodwill of companies accounted for using the equity method
	Income taxes related to above	(179,010)	(223,297)

(2) Composition of capital

	Composition of capital disclosure	(Millions of yen)
Basel III template		As of September 30, 2014	As of September 30, 2015	Remarks
8	Goodwill (net of related tax liability, including those equivalent)	114,165	40,161
9	Other intangibles other than goodwill and mortgage servicing rights (net of related tax liability)	325,585	474,167	Software and other
	Mortgage servicing rights (net of related tax liability)	—	—
20	Amount exceeding the 10% threshold on specified items	—	—
24	Amount exceeding the 15% threshold on specified items	—	—
74	Mortgage servicing rights that are below the thresholds for deduction (before risk weighting)	—	—

3. Net defined benefit asset
(1) Consolidated balance sheet
		(Millions of yen)
Ref.	Consolidated balance sheet items	As of September 30, 2014	As of September 30, 2015	Remarks
3	Net defined benefit asset	462,781	773,296
	Income taxes related to above	(164,464)	(248,767)

(2) Composition of capital
		(Millions of yen)
Basel III template	Composition of capital disclosure	As of September 30, 2014	As of September 30, 2015	Remarks
15	Net defined benefit asset	298,316	524,528

4. Deferred tax assets
(1) Consolidated balance sheet
		(Millions of yen)
Ref.	Consolidated balance sheet items	As of September 30, 2014	As of September 30, 2015	Remarks
4-a	Deferred tax assets	42,004	37,174
4-b	Deferred tax liabilities	186,720	433,970
4-c	Deferred tax liabilities for revaluation reserve for land	81,057	71,897
	Tax effects on intangible fixed assets	179,010	223,297
	Tax effects on net defined benefit asset	164,464	248,767
(2) Composition of capital
		(Millions of yen)
Basel III template	Composition of capital disclosure	As of September 30, 2014	As of September 30, 2015	Remarks
10	Deferred tax assets that rely on future profitability excluding those arising from temporary differences (net of related tax liability)	34,748	11,829	This item does not agree with the amount reported on the consolidated balance sheet due to offsetting of assets and liabilities.
	Deferred tax assets that rely on future profitability arising from temporary differences (net of related tax liability)	130,387	76,167	This item does not agree with the amount reported on the consolidated balance sheet due to offsetting of assets and liabilities.
21	Amount exceeding the 10% threshold on specified items	—	—
25	Amount exceeding the 15% threshold on specified items	—	—
75	Deferred tax assets arising from temporary differences that are below the thresholds for deduction (before risk weighting)	130,387	76,167

5. Deferred gains or losses on derivatives under hedge accounting

(1) Consolidated balance sheet

		(Millions of yen)
Ref.	Consolidated balance sheet items	As of September 30, 2014	As of September 30, 2015	Remarks
5	Deferred gains or losses on hedges	1,887	59,105

(2) Composition of capital

		(Millions of yen)
Basel III template	Composition of capital disclosure	As of September 30, 2014	As of September 30, 2015	Remarks
11	Deferred gains or losses on derivatives under hedge accounting	1,887	59,105

6. Items associated with investments in the capital of financial institutions (1) Consolidated balance sheet
	Consolidated balance sheet items	(Millions of yen)
Ref.		As of September 30, 2014	As of September 30, 2015	Remarks
6-a	Trading assets	14,814,203	11,565,875	Including trading account securities and derivatives for trading assets
6-b	Securities	45,882,148	39,996,490
6-c	Loans and bills discounted	70,193,539	74,276,839	Including subordinated loans
6-d	Derivatives other than for trading assets	3,463,332	2,958,859
6-e	Other assets	3,701,827	3,537,663	Including money invested
6-f	Trading liabilities	9,909,523	8,964,612	Including trading account securities sold
6-g	Derivatives other than for trading liabilities	3,584,221	2,653,017

(2) Composition of capital

	Composition of capital disclosure	(Millions of yen)
Basel III template		As of September 30, 2014	As of September 30, 2015	Remarks
	Investments in own capital instruments	5,597	3,325
16	Common equity Tier 1 capital	5,597	2,325
37	Additional Tier 1 capital	—	—
52	Tier 2 capital	—	1,000
	Reciprocal cross-holdings in the capital of banking, financial and insurance entities	—	—
17	Common equity Tier 1 capital	—	—
38	Additional Tier 1 capital	—	—
53	Tier 2 capital	—	—
	Investments in the capital of banking, financial and insurance entities that are outside the scope of regulatory consolidation, net of eligible short positions, where the bank does not own more than 10% of the issued share capital (amount above 10% threshold)	1,047,898	984,712
18	Common equity Tier 1 capital	289,021	195,883
39	Additional Tier 1 capital	876	442
54	Tier 2 capital	162,692	118,664
72	Non-significant investments in the capital of other financials that are below the thresholds for deduction (before risk weighting)	595,308	669,722
	Significant investments in the capital of banking, financial and insurance entities that are outside the scope of regulatory consolidation, net of eligible short positions	264,314	298,315
19	Amount exceeding the 10% threshold on specified items	—	—
23	Amount exceeding the 15% threshold on specified items	—	—
40	Additional Tier 1 capital	119,056	145,926
55	Tier 2 capital	—	—
73	Significant investments in the common stock of financials that are below the thresholds for deduction (before risk weighting)	145,258	152,389

7. Non-Controlling Interests

(1) Consolidated balance sheet

	Consolidated balance sheet items	(Millions of yen)
Ref.		As of September 30, 2014	As of September 30, 2015	Remarks
7	Non-Controlling Interests	1,616,793	1,186,094

(2) Composition of capital

	Composition of capital disclosure	(Millions of yen)
Basel III template		As of September 30, 2014	As of September 30, 2015	Remarks
5	Common share capital issued by subsidiaries and held by third parties (amount allowed in group CET1)	12,250	11,789	After reflecting amounts eligible for inclusion (Non-Controlling interest after adjustments)
30-31ab-32	Qualifying additional Tier 1 instruments plus related stock surplus issued by special purpose vehicles and other equivalent entities	—	—	After reflecting amounts eligible for inclusion (Non-Controlling interest after adjustments)
34-35	Additional Tier 1 instruments issued by subsidiaries and held by third parties (amount allowed in group AT1)	27,970	29,117	After reflecting amounts eligible for inclusion (Non-Controlling interest after adjustments)
46	Tier 2 instruments plus related stock surplus issued by special purpose vehicles and other equivalent entities	164,175	179,955	After reflecting amounts eligible for inclusion (Non-Controlling interest after adjustments)
48-49	Tier 2 instruments issued by subsidiaries and held by third parties (amount allowed in group Tier 2)	8,999	9,190	After reflecting amounts eligible for inclusion (Non-Controlling interest after adjustments)

8. Other capital instruments

(1) Consolidated balance sheet
	Consolidated balance sheet items	(Millions of yen)
Ref.		As of September 30, 2014	As of September 30, 2015	Remarks
8-a	Borrowed money	6,854,268	7,406,585
8-b	Bonds and notes	5,613,659	6,235,233
	Total	12,467,927	13,641,818

(2) Composition of capital

	Composition of capital disclosure	(Millions of yen)
Basel III template		As of September 30, 2014	As of September 30, 2015	Remarks
32	Directly issued qualifying additional Tier 1 instruments plus related stock surplus of which: classified as liabilities under applicable accounting standards	—	300,000
46	Directly issued qualifying Tier 2 instruments plus related stock surplus of which: classified as liabilities under applicable accounting standards	100,000	200,000

Note:

Amounts in the “Composition of capital disclosure” are based on those before considering amounts under transitional arrangements and include “Amounts excluded under transitional arrangements” disclosed in “(A) Composition of capital disclosure” as well as amounts included as regulatory capital. In addition, items for regulatory purposes under transitional arrangements are excluded from this table.

■ Risk-based capital

(3) Required capital by portfolio classification

	(Billions of yen)
	As of September 30, 2014		As of September 30, 2015
	EAD	Required capital	EAD	Required capital
Credit risk	182,923.3	5,067.6	200,496.2	5,273.9

Internal ratings-based approach	174,385.8	4,492.6	191,311.6	4,766.5
Corporate (except specialized lending)	61,699.3	2,209.4	69,866.2	2,361.3
Corporate (specialized lending)	3,005.5	225.9	3,951.9	335.6
Sovereign	75,083.6	90.3	79,516.9	97.0
Bank	6,679.8	147.5	7,204.7	152.7
Retail	13,413.7	587.9	13,192.5	549.8
Residential mortgage	10,233.6	379.6	10,027.3	348.3
Qualifying revolving loan	466.3	36.7	527.4	40.4
Other retail	2,713.7	171.5	2,637.6	161.0
Equities	4,810.8	597.8	4,951.9	633.7
PD/LGD approach	4,123.6	419.2	4,430.4	497.5
Market-based approach (simple risk weight method)	687.2	178.6	521.5	136.1
Market-based approach (internal models approach)	—	—	—	—
Regarded-method exposure	2,196.4	411.4	2,015.1	347.5
Purchase receivables	1,911.3	55.3	4,367.2	127.0
Securitizations	3,078.5	40.1	3,583.9	23.0
Others	2,506.4	126.5	2,660.8	138.4

Standardized approach	8,537.4	352.1	9,184.5	285.2
Sovereign	3,171.3	5.6	4,502.1	7.7
Bank	1,471.6	35.6	1,587.1	30.5
Corporate	3,335.3	251.8	2,412.8	182.0
Residential mortgage	—	—	—	—
Securitizations	18.3	9.5	22.0	6.3
Others	540.8	49.5	660.3	58.4

CVA risk	n.a.	198.4	n.a.	204.4

Central counterparty-related	n.a.	24.2	n.a.	17.7

Market risk	n.a.	225.7	n.a.	158.6

Standardized approach	n.a.	90.9	n.a.	72.1
Interest rate risk	n.a.	46.3	n.a.	43.3
Equities risk	n.a.	31.1	n.a.	15.3
Foreign exchange risk	n.a.	10.9	n.a.	8.8
Commodities risk	n.a.	2.4	n.a.	4.6
Option transactions	n.a.	—	n.a.	—

Internal models approach	n.a.	134.8	n.a.	86.4

Operational risk	n.a.	247.9	n.a.	246.1

Advanced measurement approach	n.a.	213.7	n.a.	204.5

Basic indicator approach	n.a.	34.1	n.a.	41.6

Total required capital (consolidated)	n.a.	4,869.2	n.a.	4,984.7

Notes:

1.	EAD: Exposure at default.

2.	PD: Probability of default.

3.	LGD: Loss given default.

4.	Required capital: For credit risk, the sum of (i) 8% of credit risk-weighted assets, (ii) expected losses and (iii) deductions from capital. For market risk, the market risk equivalent amount. For operational risk, the operational risk equivalent amount.

5.	Total required capital (consolidated): 8% of the denominator of the capital adequacy ratio.

6.	The major exposures included in each portfolio classification of internal ratings-based approach are as follows:

Corporate (except specialized lending)	Credits to corporations and sole proprietors (excluding credits to retail customers)

Corporate (specialized lending)	Credits which limit interest and principal repayment sources to cash flow derived from specific real estate, chattel, businesses, etc, including real estate non-recourse loan, ship finance and project finance, etc.

Sovereign	Credits to central governments, central banks and local governmental entities

Bank	Credits to banks and securities companies, etc.

Retail	Housing loans (residential mortgage), credit card loans (qualifying revolving retail loan) and other individual consumer loans and loans to business enterprises with total credit amount of less than ¥100 million, etc. (other retail).

Equities

Capital stock, preferred securities, perpetual subordinated debt, etc. (excluding trading assets)

Either the PD/LGD approach or the market-based approach is applied to equities following the termination of the transitional measurement.

Regarded-method exposure	Investment trusts and funds, etc.

Purchase receivables	Receivables purchased from third parties excluding securities (excluding securitizations)

Securitizations	Transactions in the form of “non-recourse” and having a “senior/subordinated structure,” etc. (excluding specialized lending).

7.	EAD calculated using the standardized approach for credit risk represents the amount before the deduction of specific reserve for possible losses on loans, reserve for possible losses on loans to restructuring countries and partial direct write-offs.

■ Credit risk

(4) Credit risk exposure, etc.

We exclude regarded-method exposure and securitization exposure from the amount of credit risk exposure.

The outstanding balance is based on exposure at default.

No significant difference exists between period-end credit risk position and the average credit risk position during the twelve months ended September 30, 2014 and 2015.

● Status of credit risk exposure

(A) Breakdown by geographical area

	(Billions of yen)
	As of September 30, 2014
	Loans, commitments and other non-derivative off-balance-sheet exposures	Securities	Derivatives	Others	Total
Domestic	69,903.6	32,238.0	1,194.8	21,038.4	124,375.0

Overseas	26,961.4	10,055.6	2,197.5	5,521.1	44,735.7
Asia	7,690.8	1,757.6	276.5	1,637.6	11,362.8
Central and South America	2,714.8	133.3	133.5	585.3	3,567.0
North America	9,782.2	5,714.0	534.9	2,727.9	18,759.2
Eastern Europe	48.0	—	0.6	4.5	53.2
Western Europe	4,208.9	2,017.0	1,104.7	395.9	7,726.7
Other areas	2,516.4	433.4	147.0	169.7	3,266.6

Total	96,865.1	42,293.6	3,392.4	26,559.6	169,110.8

Exempt portion	n.a.	n.a.	n.a.	n.a.	8,519.1

	(Billions of yen)
	As of September 30, 2015
	Loans, commitments and other non-derivative off-balance-sheet exposures	Securities	Derivatives	Others	Total
Domestic	69,792.9	25,739.1	1,102.1	29,659.3	126,293.5

Overseas	38,481.8	10,889.7	2,619.8	7,427.4	59,418.9
Asia	9,250.8	2,199.3	388.2	1,771.8	13,610.2
Central and South America	3,238.5	58.5	137.4	521.4	3,956.0
North America	15,960.7	6,512.3	638.2	4,478.7	27,590.1
Eastern Europe	390.3	—	1.1	7.3	398.8
Western Europe	6,018.1	1,777.8	1,260.8	455.5	9,512.4
Other areas	3,623.1	341.6	193.8	192.4	4,351.1

Total	108,274.7	36,628.9	3,721.9	37,086.8	185,712.5

Exempt portion	n.a.	n.a.	n.a.	n.a.	9,162.4

Notes:

1.	Exempt portion represents the amount before the deduction of specific reserve for possible losses on loans, reserve for possible losses on loans to restructuring countries and partial direct write-offs, calculated using the standardized approach for business units and asset classes that are immaterial for the purpose of calculating credit risk-weighted assets.

2.	Exposure to non-Japanese residents is included in “Overseas.”

3.	“Others” include cash, deposits, call loans, other debt purchased, money held in trust, foreign exchange assets, other assets, etc.

(B) Breakdown by industry

	(Billions of yen)
	As of September 30, 2014
	Loans, commitments and other non-derivative off-balance-sheet exposures	Securities	Derivatives	Others	Total
Manufacturing	16,902.1	2,358.6	384.7	706.4	20,352.0
Construction	1,396.9	189.0	9.9	37.6	1,633.6
Real estate	7,370.1	512.1	61.9	16.3	7,960.6
Service industries	3,898.9	414.2	81.0	43.3	4,437.6
Wholesale and retail	8,315.2	733.5	131.8	1,066.1	10,246.7
Finance and insurance	11,631.0	3,138.5	1,986.8	1,713.1	18,469.5
Individuals	11,942.4	—	0.2	10.7	11,953.4
Other industries	20,643.1	8,628.2	727.3	6,661.9	36,660.6
Japanese Government; Bank of Japan	14,765.0	26,319.1	8.6	16,303.7	57,396.5

Total	96,865.1	42,293.6	3,392.4	26,559.6	169,110.8

Exempt portion	n.a.	n.a.	n.a.	n.a.	8,519.1

	(Billions of yen)
	As of September 30, 2015
	Loans, commitments and other non-derivative off-balance-sheet exposures	Securities	Derivatives	Others	Total
Manufacturing	19,983.6	2,461.8	552.2	682.2	23,679.9
Construction	1,478.3	204.5	12.1	37.2	1,732.2
Real estate	8,217.5	552.5	69.0	16.2	8,855.4
Service industries	4,960.3	382.3	74.9	60.6	5,478.2
Wholesale and retail	8,800.6	738.0	120.1	978.9	10,637.7
Finance and insurance	13,167.3	3,329.7	1,933.9	1,800.4	20,231.4
Individuals	11,836.7	—	0.3	10.4	11,847.5
Other industries	26,348.1	9,406.1	949.4	8,539.0	45,242.7
Japanese Government; Bank of Japan	13,482.1	19,553.8	9.7	24,961.5	58,007.2

Total	108,274.7	36,628.9	3,721.9	37,086.8	185,712.5

Exempt portion	n.a.	n.a.	n.a.	n.a.	9,162.4

Notes:

1.	Exempt portion represents the amount before the deduction of specific reserve for possible losses on loans, reserve for possible losses on loans to restructuring countries and partial direct write-offs, calculated using the standardized approach for business units and asset classes that are immaterial for the purpose of calculating credit risk-weighted assets.

2.	“Others” include cash, deposits, call loans, other debt purchased, money held in trust, foreign exchange assets, other assets, etc.

(C) Breakdown by residual contractual maturity

	(Billions of yen)
	As of September 30, 2014
	Loans, commitments and other non-derivative off-balance-sheet exposures	Securities	Derivatives	Others	Total
Less than one year	28,864.9	7,909.6	716.5	5,086.9	42,578.0
From one year to less than three years	15,832.6	12,263.6	1,433.6	446.8	29,976.8
From three years to less than five years	15,087.6	10,615.1	545.2	14.8	26,262.8
Five years or more	25,230.7	6,774.3	696.9	55.7	32,757.8
Other than above	11,849.0	4,730.9	—	20,955.2	37,535.2

Total	96,865.1	42,293.6	3,392.4	26,559.6	169,110.8

Exempt portion	n.a.	n.a.	n.a.	n.a.	8,519.1

	(Billions of yen)
	As of September 30, 2015
	Loans, commitments and other non-derivative off-balance-sheet exposures	Securities	Derivatives	Others	Total
Less than one year	28,690.8	4,482.3	679.3	5,404.1	39,256.7
From one year to less than three years	20,419.9	12,996.6	1,639.9	519.8	35,576.3
From three years to less than five years	18,655.4	7,053.6	557.7	16.5	26,283.4
Five years or more	27,544.6	7,292.0	844.8	40.8	35,722.3
Other than above	12,963.9	4,804.1	—	31,105.4	48,873.5

Total	108,274.7	36,628.9	3,721.9	37,086.8	185,712.5

Exempt portion	n.a.	n.a.	n.a.	n.a.	9,162.4

Notes:

1.	Exempt portion represents the amount before the deduction of specific reserve for possible losses on loans, reserve for possible losses on loans to restructuring countries and partial direct write-offs, calculated using the standardized approach for business units and asset classes that are immaterial for the purpose of calculating credit risk-weighted assets.

2.	“Others” include cash, deposits, call loans, other debt purchased, money held in trust, foreign exchange assets, other assets, etc.

● Status of exposure past due three months or more or in default

(D) Breakdown by geographical area

	(Billions of yen)
	As of September 30, 2014
	Loans, commitments and other non-derivative off-balance-sheet exposures	Securities	Derivatives	Others	Total
Domestic	882.1	9.7	4.5	25.4	921.8

Overseas	255.9	2.0	26.1	7.7	291.8
Asia	31.2	0.0	0.6	1.7	33.6
Central and South America	146.9	0.0	19.3	0.1	166.4
North America	3.3	2.0	—	2.0	7.4
Eastern Europe	4.6	—	—	—	4.6
Western Europe	56.2	0.0	6.1	3.7	66.1
Other areas	13.5	—	—	0.0	13.6

Total	1,138.0	11.8	30.6	33.1	1,213.6

Exempt portion	n.a.	n.a.	n.a.	n.a.	4.6

	(Billions of yen)
	As of September 30, 2015
	Loans, commitments and other non-derivative off-balance-sheet exposures	Securities	Derivatives	Others	Total
Domestic	977.6	81.4	2.5	24.4	1,086.1

Overseas	291.3	1.9	8.1	7.3	308.7
Asia	50.8	0.0	0.5	0.9	52.3
Central and South America	75.0	0.0	3.9	0.0	79.1
North America	18.2	1.9	—	2.3	22.5
Eastern Europe	5.1	—	0.0	—	5.2
Western Europe	73.1	0.0	3.4	3.7	80.3
Other areas	68.9	—	—	0.1	69.0

Total	1,268.9	83.4	10.6	31.7	1,394.8

Exempt portion	n.a.	n.a.	n.a.	n.a.	4.8

Notes:

1.	Exempt portion represents the amount before the deduction of specific reserve for possible losses on loans, reserve for possible losses on loans to restructuring countries and partial direct write-offs, calculated using the standardized approach for business units and asset classes that are immaterial for the purpose of calculating credit risk-weighted assets.

2.	Exposure to non-Japanese residents is included in “Overseas.”

3.	“Others” include deposits, call loans, other debt purchased, money held in trust, foreign exchange assets, other assets, etc.

(E) Breakdown by industry

	(Billions of yen)
	As of September 30, 2014
	Loans, commitments and other non-derivative off-balance-sheet exposures	Securities	Derivatives	Others	Total
Manufacturing	192.1	2.9	1.8	6.2	203.1
Construction	30.4	0.3	0.0	0.6	31.3
Real estate	124.8	3.2	0.0	0.9	129.0
Service industries	121.0	1.0	6.4	3.2	131.7
Wholesale and retail	181.5	1.2	0.8	13.6	197.3
Finance and insurance	16.1	1.4	0.0	3.8	21.4
Individuals	161.9	—	—	1.1	163.1
Other industries	309.9	1.6	21.4	3.4	336.4

Total	1,138.0	11.8	30.6	33.1	1,213.6

Exempt portion	n.a.	n.a.	n.a.	n.a.	4.6

	(Billions of yen)
	As of September 30, 2015
	Loans, commitments and other non-derivative off-balance-sheet exposures	Securities	Derivatives	Others	Total
Manufacturing	408.7	73.9	1.5	5.8	490.0
Construction	20.6	0.1	—	0.5	21.2
Real estate	89.3	0.7	0.1	0.2	90.4
Service industries	93.5	0.6	0.5	2.7	97.5
Wholesale and retail	200.0	1.3	0.3	14.0	215.7
Finance and insurance	14.4	4.9	0.0	3.6	23.0
Individuals	117.5	—	—	1.2	118.8
Other industries	324.5	1.6	8.1	3.5	337.8

Total	1,268.9	83.4	10.6	31.7	1,394.8

Exempt portion	n.a.	n.a.	n.a.	n.a.	4.8

Notes:

1.	Exempt portion represents the amount before the deduction of specific reserve for possible losses on loans, reserve for possible losses on loans to restructuring countries and partial direct write-offs, calculated using the standardized approach for business units and asset classes that are immaterial for the purpose of calculating credit risk-weighted assets.

2.	“Others” include deposits, call loans, other debt purchased, money held in trust, foreign exchange assets, other assets, etc.

● Status of reserves for possible losses on loans

The amounts associated with regarded-method exposure and securitization exposure are excluded.

(F) Period-end balances of reserves for possible losses on loans and changes during the six-month period

  (after partial direct write-offs)

	(Billions of yen)
	As of, or for the six months ended, September 30, 2014	As of, or for the six months ended, September 30, 2015
General reserve for possible losses on loans
Beginning balance	398.7	344.4
Increase during the six-month period	336.0	300.1
Decrease during the six-month period	398.7	344.4
Ending balance	336.0	300.1

Specific reserve for possible losses on loans
Beginning balance	216.7	180.3
Increase during the six-month period	187.9	163.6
Decrease during the six-month period	216.7	180.3
Ending balance	187.9	163.6

Reserve for possible losses on loans to restructuring countries
Beginning balance	0.7	0.6
Increase during the six-month period	0.5	0.0
Decrease during the six-month period	0.7	0.6
Ending balance	0.5	0.0

Total
Beginning balance	616.3	525.4
Increase during the six-month period	524.5	463.8
Decrease during the six-month period	616.3	525.4
Ending balance	524.5	463.8

Note:

General reserve for possible losses on loans in the above table represents the amount recorded in our consolidated balance sheet, and the amounts associated with regarded-method exposure and securitization exposure are not excluded.

(G) Specific reserve for possible losses on loans by geographical area and industry

	(Billions of yen)
	As of March 31, 2014	As of September 30, 2014	Change
Domestic	138.4	132.2	(6.1)
Manufacturing	30.7	31.9	1.1
Construction	7.5	6.5	(1.0)
Real estate	11.7	8.0	(3.7)
Service industries	12.0	11.2	(0.8)
Wholesale and retail	32.1	33.1	0.9
Finance and insurance	0.0	0.6	0.5
Individuals	35.9	34.0	(1.9)
Other industries	8.1	6.8	(1.2)

Overseas	71.1	46.9	(24.1)

Exempt portion	7.1	8.6	1.4

Total	216.7	187.9	(28.8)

	(Billions of yen)
	As of March 31, 2015	As of September 30, 2015	Change
Domestic	120.0	106.4	(13.5)
Manufacturing	29.5	27.3	(2.2)

Construction	5.5	4.0	(1.5)
Real estate	5.0	3.4	(1.5)
Service industries	11.4	11.6	0.1
Wholesale and retail	35.0	32.7	(2.2)
Finance and insurance	0.8	0.9	0.1
Individuals	25.6	20.2	(5.4)
Other industries	6.9	6.0	(0.8)

Overseas	49.9	46.9	(3.0)

Exempt portion	10.4	10.3	(0.0)

Total	180.3	163.6	(16.7)

Note:

Exempt portion represents the amount calculated using the standardized approach for business units and asset classes that are immaterial for purposes of calculating credit risk-weighted assets.

(H) Write-offs of loans by industry

	(Billions of yen)
	For the six months ended September 30, 2014	For the six months ended September 30, 2015
Manufacturing	1.4	0.3
Construction	0.2	0.2
Real estate	0.1	0.5
Service industries	0.8	0.9
Wholesale and retail	2.3	4.2
Finance and insurance	0.0	—
Individuals	3.2	2.6
Other industries	2.1	5.1

Exempt portion	0.0	0.0

Total	10.4	14.2

Notes:

1.	The above table represents the breakdown of losses on write-offs of loans recorded in our consolidated statement of income after excluding the amounts associated with regarded-method exposure and securitization exposure.

2.	Exempt portion represents the amount calculated using the standardized approach for business units and asset classes that are immaterial for purposes of calculating credit risk-weighted assets.

3.	“Other industries” include overseas and non-Japanese resident portions.

● Status of exposure to which the standardized approach is applied

(I) Exposure by risk weight category after applying credit risk mitigation

	(Billions of yen)
	As of September 30, 2014
	On-balance sheet	Off-balance sheet	Total
Risk weight				With external rating
0%	2,265.5	705.7	2,971.3	132.4
10%	128.5	0.0	128.5	—
20%	544.2	693.7	1,238.0	21.2
35%	—	—	—	—
50%	62.2	12.7	74.9	40.9
100%	2,639.3	1,411.9	4,051.3	41.6
150%	0.1	—	0.1	—
250%	54.7	—	54.7	—
350%	—	—	—	—
625%	—	0.0	0.0	—
937.5%	—	0.0	0.0	—
1,250%	—	0.0	0.0	—

Total	5,694.8	2,824.3	8,519.1	236.3

	(Billions of yen)
	As of September 30, 2015
	On-balance sheet	Off-balance sheet	Total
Risk weight				With external rating
0%	3,552.9	642.4	4,195.4	83.0
10%	211.8	—	211.8	—
20%	660.1	799.1	1,459.3	35.5
35%	—	—	—	—
50%	66.4	22.0	88.4	30.3
100%	2,111.1	1,041.4	3,152.5	69.1
150%	1.3	—	1.3	0.1
250%	53.2	—	53.2	—
350%	—	—	—	—
625%	—	0.2	0.2	—
937.5%	—	—	—	—
1,250%	—	0.0	0.0	—

Total	6,657.1	2,505.3	9,162.4	218.1

Notes:

1.	The amounts in the above table are before the deduction of specific reserve for possible losses on loans, reserve for possible losses on loans to restructuring countries and partial direct write-offs.

2.	Off-balance-sheet exposure shows credit equivalent amount.

(J) Amount of exposure to which a risk weight of 1,250% is applied

	(Billions of yen)
	As of September 30, 2014	As of September 30, 2015
Amount of exposure to which a risk weight of 1,250% is applied	6.9	2.0

● Status of exposure to which the internal ratings-based approach is applied

(K) Specialized lending exposure under supervisory slotting criteria by risk weight category

	(Billions of yen)
Risk weight	As of September 30, 2014	As of September 30, 2015
50%	0.0	0.6
70%	10.2	89.2
90%	6.0	6.9
95%	70.6	27.6
115%	25.8	5.2
120%	23.6	25.7
140%	—	—
250%	76.8	46.4
Default	29.3	20.3

Total	242.7	222.2

(L) Equity exposure under simple risk weight method of market-based approach by risk weight category

	(Billions of yen)
Risk weight	As of September 30, 2014	As of September 30, 2015
300%	610.3	452.5
400%	76.8	69.0

Total	687.2	521.5

Note:

Of the equity exposure under the simple risk weight method, a risk weight of 300% is applied for listed equities and 400% for unlisted equities.

(M) Portfolio by asset class and ratings segment (Corporate, etc.)

	(Billions of yen, except percentages)
	As of September 30, 2014
			EL	Risk
	PD	LGD	default	weight					Weighted
	(EAD	(EAD	(EAD	(EAD					average of
	weighted	weighted	weighted	weighted	EAD			Amount of	credit
	average) (%)	average) (%)	average) (%)	average) (%)	(Billions of yen)	On-balance sheet	Off-balance sheet	undrawn commitments	conversion factor (%)
Corporate	1.92	35.61	n.a.	36.98	66,080.3	49,566.9	16,513.3	14,623.7	75.16
Investment grade zone	0.10	37.28	n.a.	25.34	45,667.4	31,721.1	13,946.2	12,538.7	75.12
Non-investment grade zone	1.87	31.40	n.a.	64.35	19,553.4	17,024.5	2,528.9	2,079.0	75.43
Default	100.00	42.70	40.25	32.52	859.4	821.3	38.1	5.9	75.00

Sovereign	0.01	38.23	n.a.	1.49	75,344.4	63,044.8	12,299.6	608.3	75.44
Investment grade zone	0.00	38.24	n.a.	1.43	75,276.2	62,983.3	12,292.8	603.8	75.44
Non-investment grade zone	1.26	36.70	n.a.	69.18	68.1	61.3	6.8	4.4	75.00
Default	100.00	57.74	53.17	60.50	0.0	0.0	—	—	—

Bank	0.21	35.90	n.a.	26.21	6,712.1	3,907.9	2,804.2	380.6	75.00
Investment grade zone	0.09	35.82	n.a.	22.84	6,149.3	3,580.2	2,569.0	287.4	75.00
Non-investment grade zone	0.86	36.29	n.a.	63.27	558.9	324.0	234.9	93.2	75.00
Default	100.00	98.14	96.16	26.24	3.8	3.6	0.2	—	—

Equity exposure under PD/LGD approach	0.30	90.00	n.a.	127.08	4,123.6	4,074.9	48.6	—	—
Investment grade zone	0.07	90.00	n.a.	114.73	3,806.5	3,757.9	48.6	—	—
Non-investment grade zone	1.87	90.00	n.a.	264.25	313.2	313.2	—	—	—
Default	100.00	90.00	n.a.	1,192.50	3.7	3.7	—	—	—

Total	0.85	38.40	n.a.	21.38	152,260.6	120,594.6	31,665.9	15,612.7	75.17
Investment grade zone	0.04	39.29	n.a.	14.07	130,899.5	102,042.6	28,856.9	13,429.9	75.13
Non-investment grade zone	1.84	32.45	n.a.	67.39	20,493.8	17,723.1	2,770.7	2,176.7	75.41
Default	100.00	43.16	40.50	37.58	867.1	828.8	38.3	5.9	75.00

	(Billions of yen, except percentages)
	As of September 30, 2015
	PD (EAD weighted average) (%)	LGD (EAD weighted average) (%)	EL default (EAD weighted average) (%)	Risk weight (EAD weighted average) (%)	EAD (Billions of yen)			Amount of undrawn commitments	Weighted average of credit conversion factor (%)

						On-balance sheet	Off-balance sheet
Corporate	1.80	36.42	n.a.	36.12	77,670.7	55,437.6	22,233.1	22,075.8	75.00
Investment grade zone	0.09	37.97	n.a.	25.87	55,684.2	36,653.5	19,030.6	19,178.0	74.99
Non-investment grade zone	1.41	32.00	n.a.	63.48	20,937.4	17,762.2	3,175.1	2,894.2	75.00
Default	100.00	42.22	39.63	34.26	1,049.1	1,021.8	27.3	3.5	75.00

Sovereign	0.01	38.62	n.a.	1.53	79,776.0	66,134.6	13,641.4	847.0	75.00
Investment grade zone	0.00	38.62	n.a.	1.43	79,631.4	65,995.1	13,636.3	846.1	75.00
Non-investment grade zone	0.72	37.88	n.a.	54.81	144.5	139.4	5.1	0.8	75.00
Default	100.00	57.49	52.74	62.90	0.1	0.1	—	—	—

Bank	0.19	36.14	n.a.	25.29	7,238.0	4,303.4	2,934.6	527.8	75.00
Investment grade zone	0.08	36.01	n.a.	21.58	6,428.1	3,645.5	2,782.6	408.3	75.00
Non-investment grade zone	0.62	36.90	n.a.	54.89	806.5	654.5	152.0	119.5	75.00
Default	100.00	97.29	95.04	29.81	3.4	3.4	—	—	—

Equity exposure under PD/LGD approach	1.82	90.00	n.a.	140.39	4,430.4	4,295.7	134.7	—	—
Investment grade zone	0.06	90.00	n.a.	114.98	4,086.4	3,951.7	134.7	—	—
Non-investment grade zone	1.02	90.00	n.a.	232.17	268.7	268.7	—	—	—
Default	100.00	90.00	n.a.	1,192.50	75.2	75.2	—	—	—

Total	0.88	38.85	n.a.	22.07	169,115.3	130,171.4	38,943.8	23,450.6	75.00
Investment grade zone	0.04	39.70	n.a.	14.83	145,830.2	110,245.9	35,584.3	20,432.5	74.99
Non-investment grade zone	1.38	32.92	n.a.	65.16	22,157.1	18,824.9	3,332.2	3,014.6	75.00
Default	100.00	45.57	39.82	111.49	1,127.8	1,100.5	27.3	3.5	75.00

Notes:

1.	Investment grade zone includes obligor ratings A1 through B2, non-investment grade zone includes C1 through E2 (excluding E2R), and default includes E2R through H1.

2.	“Corporate” does not include specialized lending exposure under supervisory slotting criteria.

3.	Each asset class includes purchased receivables.

4.	The commitments that can be terminated at any time without condition or terminated automatically are not included in the amount of undrawn commitments and weighted average of credit conversion factor.

5.	Regarding equity exposure under the PD/LGD approach, we recognized the risk-weighted assets by multiplying 1,250% by the expected loss (“EL”).

(Reference) Obligor ratings

Obligor ratings (major category)			Definition of ratings	Classification
A1–A3			Obligors whose certainty of debt fulfillment is very high, hence their level of credit risk is excellent.	Investment grade zone
B1–B2			Obligors whose certainty of debt fulfillment poses no problems for the foreseeable future, hence their level of credit risk is sufficient.
C1–C3			Obligors whose certainty of debt fulfillment and their level of credit risk pose no problems for the foreseeable future.
D1–D3			Obligors whose current certainty of debt fulfillment poses no problems, however, their resistance to future changes in business environment is low.	Non-investment grade zone
E1			Obligors who require close watching going forward because there are problems with their borrowing conditions, such as reduced or suspended interest payments, problems with fulfillment such as de facto postponements of principal or interest payments, or problems with their financial positions as a result of their poor or unstable business conditions.
E2
	R	*		Default
F1			Obligors who are not yet bankrupt but are in financial difficulties and are deemed to be very likely to go bankrupt in the future because they are finding it difficult to make progress in implementing their management improvement plans (including obligors who are receiving ongoing support from financial institutions).
G1			Obligors who have not yet gone legally or formally bankrupt but who are substantially bankrupt because they are in serious financial difficulties and are not deemed to be capable of restructuring.
H1			Obligors who have already gone bankrupt, from both a legal and/or formal perspective.

*	Obligors who have loans in need of monitoring (restructured loans and loans past due for three months or more) out of the obligors who require close watching going forward

(N) Portfolio by asset class and ratings segment (Retail)

	(Billions of yen, except percentages)
	As of September 30, 2014
	PD (EAD weighted	LGD (EAD weighted	EL default (EAD weighted	Risk weight (EAD weighted	EAD			Amount of	Weighted average of credit
	average) (%)	average) (%)	average) (%)	average) (%)	(Billions of yen)	On-balance sheet	Off-balance sheet	undrawn commitments	conversion factor (%)
Residential mortgage	2.18	42.14	n.a.	34.16	10,233.6	10,034.6	199.0	10.8	75.00
Non-default	0.79	42.05	n.a.	34.25	10,090.2	9,894.6	195.6	10.8	75.00
Default	100.00	48.45	46.39	27.35	143.3	140.0	3.3	—	—

Qualifying revolving loan (retail)	3.29	78.51	n.a.	66.38	466.3	308.9	157.3	1,533.5	10.26
Non-default	3.06	78.52	n.a.	66.43	465.2	308.1	157.0	1,531.6	10.26
Default	100.00	74.42	71.02	45.06	1.1	0.8	0.2	1.8	13.27

Other retail	4.81	53.86	n.a.	51.56	2,713.7	2,696.4	17.2	18.6	70.03
Non-default	1.69	54.09	n.a.	52.19	2,627.5	2,614.0	13.5	14.8	63.48
Default	100.00	46.79	44.36	32.17	86.1	82.4	3.6	3.8	95.38

Total	2.75	45.77	n.a.	38.80	13,413.7	13,040.1	373.6	1,563.0	11.42
Non-default	1.05	45.74	n.a.	38.96	13,183.0	12,816.7	366.2	1,557.3	11.21
Default	100.00	47.95	45.75	29.23	230.6	223.3	7.3	5.6	68.78

	(Billions of yen, except percentages)
	As of September 30, 2015
	PD (EAD weighted	LGD (EAD weighted	EL default (EAD weighted	Risk weight (EAD weighted	EAD			Amount of	Weighted average of credit
	average) (%)	average) (%)	average) (%)	average) (%)	(Billions of yen)	On-balance sheet	Off-balance sheet	undrawn commitments	conversion factor (%)
Residential mortgage	1.81	41.44	n.a.	33.54	10,027.3	9,860.4	166.8	6.6	75.17
Non-default	0.81	41.37	n.a.	33.56	9,927.0	9,762.3	164.6	6.6	75.17
Default	100.00	48.12	45.73	31.64	100.3	98.0	2.2	—	—

Qualifying revolving loan (retail)	3.23	77.26	n.a.	64.86	527.4	354.8	172.5	1,581.0	10.92
Non-default	3.06	77.27	n.a.	64.89	526.5	354.1	172.3	1,579.4	10.91
Default	100.00	73.47	69.60	51.22	0.9	0.7	0.2	1.6	13.23

Other retail	4.50	52.99	n.a.	51.31	2,637.6	2,621.9	15.7	17.9	65.86
Non-default	1.68	53.20	n.a.	51.78	2,562.2	2,550.2	11.9	14.0	57.83
Default	100.00	45.81	43.13	35.50	75.4	71.6	3.7	3.9	94.42

Total	2.40	45.18	n.a.	38.34	13,192.5	12,837.2	355.2	1,605.7	11.80
Non-default	1.08	45.15	n.a.	38.41	13,015.7	12,666.7	348.9	1,600.1	11.59
Default	100.00	47.26	44.74	33.39	176.7	170.4	6.2	5.5	70.92

Notes:

1.	Each asset class includes purchased receivables.

2.	The commitments that can be terminated at any time without condition or terminated automatically are not included in the amount of undrawn commitments and weighted average of credit conversion factor.

(O) Actual losses by asset class

	(Billions of yen)
	For the period from October 1, 2013 through September 30, 2014	For the period from October 1, 2014 through September 30, 2015
	Actual losses	Actual losses
Corporate	(35.6)	180.1
Sovereign	(13.4)	0.0
Bank	(1.6)	(0.2)
Residential mortgage	(4.6)	(2.8)
Qualifying revolving loan (retail)	0.0	2.5
Other retail	0.1	5.5

Total	(55.2)	185.2

Note:

Actual losses are the sum of the net increase (decrease) in the amount of partial direct write-offs, specific reserve for possible losses on loans and general reserve for possible losses on loans (for claims against special attention obligors or below), etc., as well as tax-qualified direct write-offs, losses from sales of non-performing loans, losses from debt forgiveness and losses from debt-equity swaps during the relevant period. Equity exposure under the PD/LGD approach is not included in the amount of actual losses.

<Analysis>

Actual losses of ¥185.2 billion in the period from October 1, 2014 through September 30, 2015 increased by ¥240.4 billion compared with the period from October 1, 2013 through September 30, 2014. This was due to significant increase in losses from corporate exposure.

(P) Comparison of estimated and actual losses by asset class

	(Billions of yen)
	For the period from October 1, 2007 through September 30, 2008			For the period from October 1, 2008 through September 30, 2009
	Estimated losses (expected losses as of September 30, 2007)			Estimated losses (expected losses as of September 30, 2008)
		After deduction of reserves	Actual losses		After deduction of reserves	Actual losses
Corporate	1,060.5	202.0	28.2	998.6	390.4	433.9
Sovereign	2.2	(9.3)	0.7	1.6	(10.7)	0.0
Bank	8.0	4.2	34.4	18.9	(18.4)	0.0
Residential mortgage	85.8	18.6	16.9	96.4	22.9	21.3
Qualifying revolving loan (retail)	7.4	2.5	0.0	8.0	3.1	2.2
Other retail	50.1	12.6	4.3	53.2	16.0	6.2

Total	1,214.3	230.7	84.8	1,176.9	403.3	463.9

	(Billions of yen)
	For the period from October 1, 2009 through September 30, 2010			For the period from October 1, 2010 through September 30, 2011
	Estimated losses (expected losses as of September 30, 2009)			Estimated losses (expected losses as of September 30, 2010)
		After deduction of reserves	Actual losses		After deduction of reserves	Actual losses
Corporate	1,377.8	503.2	45.2	1,151.1	406.3	41.1
Sovereign	4.1	(8.3)	0.3	1.4	(11.5)	0.2
Bank	42.7	5.6	(3.1)	32.0	3.9	0.0
Residential mortgage	107.8	26.5	36.6	143.2	38.8	13.3
Qualifying revolving loan (retail)	10.4	3.6	0.2	10.7	3.8	0.2
Other retail	54.6	15.8	22.4	78.6	25.1	4.6

Total	1,597.7	546.6	101.8	1,417.2	466.5	59.5

	(Billions of yen)
	For the period from October 1, 2011 through September 30, 2012			For the period from October 1, 2012 through September 30, 2013
	Estimated losses (expected losses as of September 30, 2011)			Estimated losses (expected losses as of September 30, 2012)
		After deduction of reserves	Actual losses		After deduction of reserves	Actual losses
Corporate	937.7	349.2	28.0	782.6	271.7	22.4
Sovereign	1.3	(11.8)	0.1	2.5	(10.8)	0.1
Bank	33.0	5.1	(4.7)	12.9	5.3	(2.7)
Residential mortgage	146.0	42.8	(12.0)	134.0	53.6	(0.1)
Qualifying revolving loan (retail)	10.7	3.6	0.3	11.0	3.7	0.6
Other retail	75.0	24.1	1.5	72.1	26.8	2.1

Total	1,203.9	413.3	13.2	1,015.2	350.5	22.5

	(Billions of yen)
	For the period from October 1, 2013 through September 30, 2014			For the period from October 1, 2014 through September 30, 2015
	Estimated losses (expected losses as of September 30, 2013)			Estimated losses (expected losses as of September 30, 2014)
		After deduction of reserves	Actual losses		After deduction of reserves	Actual losses
Corporate	654.9	213.9	(35.6)	488.9	171.8	180.1
Sovereign	1.4	(12.0)	(13.4)	1.5	1.4	0.0
Bank	13.5	8.2	(1.6)	7.3	3.8	(0.2)
Residential mortgage	117.8	48.5	(4.6)	100.0	47.4	(2.8)
Qualifying revolving loan (retail)	11.6	3.8	0.0	11.9	4.2	2.5
Other retail	66.3	24.6	0.1	59.6	24.4	5.5

Total	865.8	287.2	(55.2)	669.4	253.3	185.2

Notes:

1.	Estimated losses after deduction of reserves are the amount after deductions of partial direct write-offs, specific reserves for possible losses on loans and general reserves for possible losses on loans (for claims against special attention obligors or below), etc., as of the beginning of each period. Equity exposure under the PD/LGD approach is not included in the amount of estimated losses.

2.	Actual losses are the sum of the net increase (decrease) in the amount of partial direct write-offs, specific reserves for possible losses on loans and general reserves for possible losses on loans (for claims against special attention obligors or below), etc., as well as tax-qualified direct write-offs, losses from sales of non-performing loans, losses from debt forgiveness and losses from debt-equity swaps during the relevant period. Equity exposure under the PD/LGD approach is not included in the amount of actual losses.

■ Methods for credit risk mitigation

(5) Credit risk mitigation by portfolio classification

The amounts of exposure to which the method of credit risk mitigation through collateral and guarantees is applied are as follows:

	(Billions of yen)
	As of September 30, 2014
	Financial collateral	Other collateral	Guarantees	Credit derivatives	Total
Internal ratings-based approach	2,207.1	4,943.6	7,446.0	19.8	14,616.7
Corporate	1,813.7	4,602.6	5,991.3	19.8	12,427.6
Sovereign	2.5	16.0	688.9	—	707.5
Bank	363.8	116.1	24.6	—	504.5
Retail	27.0	208.8	741.1	—	977.0
Residential mortgage	—	—	167.4	—	167.4
Qualifying revolving loan	—	—	0.2	—	0.2
Other retail	27.0	208.8	573.4	—	809.3
Others	—	—	—	—	—

Standardized approach	247.4	n.a.	104.3	—	351.7
Sovereign	200.0	n.a.	104.3	—	304.3
Bank	4.6	n.a.	—	—	4.6
Corporate	42.8	n.a.	—	—	42.8
Residential mortgage	—	n.a.	—	—	—
Securitizations	—	n.a.	—	—	—
Others	—	n.a.	—	—	—

Total	2,454.6	4,943.6	7,550.4	19.8	14,968.5

	(Billions of yen)
	As of September 30, 2015
	Financial collateral	Other collateral	Guarantees	Credit derivatives	Total
Internal ratings-based approach	1,896.3	5,226.7	7,905.3	57.9	15,086.3
Corporate	1,506.7	4,804.4	6,684.0	57.9	13,053.2
Sovereign	2.5	11.2	504.3	—	518.2
Bank	360.5	176.5	43.9	—	580.9
Retail	26.4	234.5	672.9	—	933.9
Residential mortgage	—	—	156.1	—	156.1
Qualifying revolving loan	—	—	0.2	—	0.2
Other retail	26.4	234.5	516.4	—	777.4
Others	—	—	—	—	—

Standardized approach	243.1	n.a.	173.2	—	416.3
Sovereign	220.0	n.a.	173.2	—	393.2
Bank	8.1	n.a.	—	—	8.1
Corporate	14.9	n.a.	—	—	14.9
Residential mortgage	—	n.a.	—	—	—
Securitizations	—	n.a.	—	—	—
Others	—	n.a.	—	—	—

Total	2,139.4	5,226.7	8,078.5	57.9	15,502.7

■ Counterparty risk in derivatives transactions and long-settlement transactions

(6) Status of counterparty risk in derivatives transactions and long-settlement transactions

(A) Status of derivatives transactions and long-settlement transactions

Derivative transactions

			(Billions of yen)
			As of September 30, 2014			As of September 30, 2015
Current exposure method			Gross replacement cost	Gross add-on	Credit equivalent amount	Gross replacement cost	Gross add-on	Credit equivalent amount
Foreign exchange-related transactions			2,910.4	2,599.1	5,509.5	2,692.2	2,997.3	5,689.5
Interest rate-related transactions			4,116.2	1,580.0	5,696.2	3,626.5	1,215.5	4,842.1
Gold-related transactions			—	—	—	—	—	—
Equity-related transactions			137.6	95.9	233.6	111.0	105.3	216.4
Transactions related to precious metals (other than gold)			51.1	133.7	184.9	63.9	119.3	183.3
Other commodity-related transactions			519.4	1,277.5	1,797.0	880.0	1,100.3	1,980.3
Credit derivatives transactions			50.0	237.6	287.7	32.0	223.1	255.1
Subtotal	(A	)	7,785.0	5,924.1	13,709.1	7,405.8	5,761.1	13,167.0
Netting benefits by close-out netting settlement contracts	(B	)	n.a.	n.a.	8,668.0	n.a.	n.a.	7,539.7
Subtotal	(C	)=(A)+(B)	n.a.	n.a.	5,041.0	n.a.	n.a.	5,627.2
Effect of credit risk mitigation by collateral	(D	)	n.a.	n.a.	821.6	n.a.	n.a.	1,150.7

Total	(C	)+(D)	n.a.	n.a.	4,219.4	n.a.	n.a.	4,476.5

Standardized method					Credit equivalent amount			Credit equivalent amount
Total					225.9			323.4

Note:

The current exposure method and standardized method are used as the method to calculate credit equivalent amounts.

Long-settlement transactions

	(Billions of yen)
	As of September 30, 2014			As of September 30, 2015
	Gross replacement cost	Gross add-on	Credit equivalent amount	Gross replacement cost	Gross add-on	Credit equivalent amount
Long-settlement transactions	1.7	3.0	4.7	4.9	9.0	14.0

Notes:

1.	The current exposure method is used as the method to calculate credit equivalent amounts.

2.	Neither the “netting benefits by close-out netting settlement contracts” nor the “effect of credit risk mitigation by collateral” applies to long-settlement transactions.

(B) Amounts of credit risk mitigation by type

		(Billions of yen)
		As of September 30, 2014	As of September 30, 2015
Financial collateral		12.5	7.0
Other collateral		27.1	29.3
Guarantees, others		17.2	22.7

Total		56.8	59.1

(C) Notional amount of credit derivatives subject to credit equivalent amount calculations
		(Billions of yen)
		As of September 30, 2014	As of September 30, 2015
		Notional amount	Notional amount
Credit derivatives type:
Credit default swap	Protection bought	2,096.6	1,953.2
	Protection sold	2,005.3	2,036.3

Total return swap	Protection bought	—	—
	Protection sold	—	—

Total	Protection bought	2,096.6	1,953.2
	Protection sold	2,005.3	2,036.3

Note: Credit derivatives used for credit risk mitigation are as follows:
		(Billions of yen)
		As of September 30, 2014	As of September 30, 2015
Credit derivatives used for credit risk mitigation		31.5	90.0

■ Securitization exposure

(7) Quantitative disclosure items for securitization exposure

● Securitization exposure as originator (for calculation of credit risk-weighted assets)

(A) Information by type of underlying assets

	(Billions of yen)
	As of, or for the six months ended, September 30, 2014
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Corporate	Real estate	Securitization products	Total
Traditional securitizations
Amount of underlying assets (a)	—	107.7	—	—	—	—	—	107.7
Default exposure	—	1.2	—	—	—	—	—	1.2
Losses during the six-month period	—	0.0	—	—	—	—	—	0.0
Amount of exposures securitized during the six-month period	—	—	—	—	—	—	—	—
Gains and losses recognized on sales during the six-month period	—	—	—	—	—	—	—	—
Securitization subject to early amortization treatment	—	—	—	—	—	—	—	—
Synthetic securitizations
Amount of underlying assets (b)	—	—	—	—	207.3	—	—	207.3
Default exposure	—	—	—	—	—	—	—	—
Losses during the six-month period	—	—	—	—	—	—	—	—
Amount of exposures securitized during the six-month period	—	—	—	—	—	—	—	—
Total amount of underlying assets (a)+(b)	—	107.7	—	—	207.3	—	—	315.0

	(Billions of yen)
	As of, or for the six months ended, September 30, 2015
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Corporate	Real estate	Securitization products	Total
Traditional securitizations
Amount of underlying assets (a)	—	64.0	—	—	—	—	—	64.0
Default exposure	—	0.5	—	—	—	—	—	0.5
Losses during the six-month period	—	—	—	—	—	—	—	—
Amount of exposures securitized during the six-month period	—	—	—	—	—	—	—	—
Gains and losses recognized on sales during the six-month period	—	—	—	—	—	—	—	—
Securitization subject to early amortization treatment	—	—	—	—	—	—	—	—
Synthetic securitizations
Amount of underlying assets (b)	—	—	—	—	160.9	—	—	160.9
Default exposure	—	—	—	—	—	—	—	—
Losses during the six-month period	—	—	—	—	—	—	—	—
Amount of exposures securitized during the six-month period	—	—	—	—	—	—	—	—
Total amount of underlying assets (a)+(b)	—	64.0	—	—	160.9	—	—	225.0

Notes:

1.	Items that refer to “during the six-month period” show amounts accumulated during the six months ended September 30, 2014 and 2015.

2.	“Amount of underlying assets” and “Losses during the six-month period” include those related to, in addition to exposure originated by us, exposure to assets originated by other financial institutions if they are contained in the same securitization program.

3.	“Default exposure” and “Losses during the six-month period” with respect to synthetic securitization transactions are based on the definition of default as set forth in the respective transactions.

4.	Classification based on type of underlying assets is conducted according to the principal underlying asset type for each transaction.

5.	“Credit cards” include shopping credit receivables, card loans, etc.

6.	The effects of risk mitigation, in the context of calculating capital adequacy ratio, of transfers (hedges) of risk through synthetic securitization transactions are reflected in “Required capital” of “(B) Information of securitization exposure retained or purchased.”

7.	Of the securitization exposure retained or purchased whose risk has been transferred (hedged) through securitization schemes, we have categorized securitization exposure as investor if the risk transfer (hedge) effects are not reflected in the calculation of capital adequacy ratio, following the definition for classification of securitization exposure set forth in the FSA Notice No. 20, etc.

–Exposure intended to be securitized–

(Billions of yen)
As of September 30, 2014
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Corporate	Real estate	Securitization products	Total
Exposure intended to be securitized	—	—	—	—	—	—	—	—

(Billions of yen)
As of September 30, 2015
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Corporate	Real estate	Securitization products	Total
Exposure intended to be securitized	—	—	—	—	—	—	—	—

(B) Information of securitization exposure retained or purchased

–Exposure by type of underlying asset–

	(Billions of yen)
	As of September 30, 2014
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Corporate	Real estate	Securitization products	Total
On-balance sheet	—	34.2	—	—	205.1	—	—	239.4
Exposure on resecuritizations	—	—	—	—	—	—	—	—
Off-balance sheet	—	—	—	—	2.1	—	—	2.1
Exposure on resecuritizations	—	—	—	—	—	—	—	—
Total	—	34.2	—	—	207.3	—	—	241.6
Exposure on resecuritizations	—	—	—	—	—	—	—	—
Exposure on securitizations deducted from capital	—	—	—	—	—	—	—	—
Exposure whose underlying assets are overseas assets	—	—	—	—	118.3	—	—	118.3

	(Billions of yen)
	As of September 30, 2015
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Corporate	Real estate	Securitization products	Total
On-balance sheet	—	—	—	—	158.5	—	—	158.5
Exposure on resecuritizations	—	—	—	—	—	—	—	—
Off-balance sheet	—	—	—	—	2.3	—	—	2.3
Exposure on resecuritizations	—	—	—	—	—	—	—	—
Total	—	—	—	—	160.9	—	—	160.9
Exposure on resecuritizations	—	—	—	—	—	—	—	—
Exposure on securitizations to which a risk weight of 1,250% is applied	—	—	—	—	—	—	—	—
Exposure whose underlying assets are overseas assets	—	—	—	—	123.5	—	—	123.5

Notes:

1.	Classification based on type of underlying asset is conducted according to the principal underlying asset type for each transaction.

2.	“Credit cards” include shopping credit receivables, card loans, etc.

3.	“Exposure whose underlying assets are overseas assets” is classified based on the principal underlying asset type for each transaction.

4.	“Exposure on resecuritizations” as of both September 30, 2014 and 2015 are classified following Article 1, Paragraph 2-2 of the FSA Notice No. 20 (hereinafter the same).

–Exposure by risk weight category–

	(Billions of yen)
	As of September 30, 2014

Risk weight	On-balance sheet	Exposure on resecuritizations	Off-balance sheet	Exposure on resecuritizations	Total	Exposure on resecuritizations
Up to 20%	178.0	—	2.0	—	180.0	—
Up to 50%	5.8	—	—	—	5.8	—
Up to 100%	34.2	—	—	—	34.2	—
Up to 250%	12.9	—	—	—	12.9	—
Up to 650%	—	—	—	—	—	—
Less than 1,250%	8.4	—	0.1	—	8.5	—
1,250%	—	—	—	—	—	—

Total	239.4	—	2.1	—	241.6	—

	(Billions of yen)
	As of September 30, 2015

Risk weight	On-balance sheet	Exposure on resecuritizations	Off-balance sheet	Exposure on resecuritizations	Total	Exposure on resecuritizations
Up to 20%	135.5	—	2.2	—	137.8	—
Up to 50%	12.3	—	—	—	12.3	—
Up to 100%	—	—	—	—	—	—
Up to 250%	1.7	—	—	—	1.7	—
Up to 650%	2.5	—	—	—	2.5	—
Less than 1,250%	6.4	—	0.1	—	6.5	—
1,250%	—	—	—	—	—	—

Total	158.5	—	2.3	—	160.9	—

–Amount of required capital by risk weight category–

	(Billions of yen)
	As of September 30, 2014

Risk weight	On-balance sheet	Exposure on resecuritizations	Off-balance sheet	Exposure on resecuritizations	Total	Exposure on resecuritizations
Up to 20%	1.0	—	0.0	—	1.0	—
Up to 50%	0.1	—	—	—	0.1	—
Up to 100%	1.1	—	—	—	1.1	—
Up to 250%	0.6	—	—	—	0.6	—
Up to 650%	—	—	—	—	—	—
Less than 1,250%	0.5	—	—	—	0.5	—
1,250%	—	—	—	—	—	—

Total	3.7	—	0.0	—	3.7	—

	(Billions of yen)
	As of September 30, 2015

Risk weight	On-balance sheet	Exposure on resecuritizations	Off-balance sheet	Exposure on resecuritizations	Total	Exposure on resecuritizations
Up to 20%	0.9	—	0.0	—	0.9	—
Up to 50%	0.3	—	—	—	0.3	—
Up to 100%	—	—	—	—	—	—
Up to 250%	—	—	—	—	—	—
Up to 650%	0.0	—	—	—	0.0	—
Less than 1,250%	0.7	—	0.0	—	0.7	—
1,250%	—	—	—	—	—	—

Total	2.0	—	0.0	—	2.0	—

–Credit risk mitigation against exposure on resecuritizations–

(Billions of yen)
Risk weight	As of September 30, 2014	As of September 30, 2015
Up to 20%	—	—
Up to 50%	—	—
Up to 100%	—	—
Up to 250%	—	—
Up to 650%	—	—
Over 650%	—	—

Total	—	—

Note:

The above table shows the exposure on resecuritizations based on the risk weight after taking into consideration the effect of method to mitigate credit risk.

–Capital increase due to securitization transactions–

	(Billions of yen)
	As of September 30, 2014
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Corporate	Real estate	Securitization products	Total
Capital increase due to securitization transactions	—	1.4	—	—	—	—	—	1.4

	(Billions of yen)
	As of September 30, 2015
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Corporate	Real estate	Securitization products	Total
Capital increase due to securitization transactions	—	0.1	—	—	—	—	—	0.1

● Securitization exposure as sponsor of securitization programs (ABCP/ABL) (for calculation of credit risk-weighted assets)

(C) Information by type of underlying assets

	(Billions of yen)
	As of, or for the six months ended, September 30, 2014
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Account and note receivables	Real estate	Others	Total
Amount of underlying assets	124.8	—	24.8	64.0	417.6	—	80.7	712.1
Default exposure	—	—	—	—	4.8	—	—	4.8
Estimated loss amount related to underlying assets during the six-month period	0.8	—	0.4	0.0	3.5	—	0.5	5.5
Amount of exposures securitized during the six-month period	752.2	—	110.0	313.2	1,670.4	—	469.3	3,315.3

	(Billions of yen)
	As of, or for the six months ended, September 30, 2015
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Account and note receivables	Real estate	Others	Total
Amount of underlying assets	108.7	—	63.6	48.3	384.0	—	58.5	663.4
Default exposure	—	—	—	—	5.8	—	—	5.8
Estimated loss amount related to underlying assets during the six-month period	0.5	—	0.6	0.0	3.4	—	0.5	5.2
Amount of exposures securitized during the six- month period	747.6	—	307.7	259.7	1,653.2	—	544.4	3,512.8

Notes:

1.	Items that refer to “during the six-month period” show amounts accumulated during the six months ended September 30, 2014 and 2015.

2.	Securitization exposure that is acquired in securitization of customer’s claims other than as sponsor (in the form of asset-backed securities, trust beneficiary rights and other transferable instruments) is categorized as securitization exposure as investor.

3.	The amount of default exposure is the amount of the underlying assets recognized as default in the calculation of capital adequacy ratio.

4.	Estimated loss amount related to underlying assets is based on the amount of the underlying assets as of the relevant date and the following parameters that are used in the calculation of capital adequacy ratio:

•  parameters used in the calculation of required capital for an underlying asset when applying the supervisory formula (e.g., PD); and

•  with respect to underlying assets classified as securitization exposure, the conservative application of risk weights used in the ratings-based approach.

5.	Classification based on type of underlying assets is conducted according to the principal underlying asset type for each transaction. Transactions that are difficult to classify are included under “Others.”

6.	“Credit cards” include shopping credit receivables, card loans, etc.

(D) Information of securitization exposure retained or purchased

–Exposure by type of underlying asset–

	(Billions of yen)
	As of September 30, 2014
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Account and note receivables	Real estate	Others	Total
On-balance sheet	71.6	—	23.5	64.0	489.4	—	82.6	731.2
Exposure on resecuritizations	—	—	—	—	—	—	—	—
Off-balance sheet	105.9	—	35.5	—	140.0	—	0.5	282.0
Exposure on resecuritizations	—	—	—	—	—	—	—	—
Total	177.5	—	59.0	64.0	629.4	—	83.1	1,013.3
Exposure on resecuritizations	—	—	—	—	—	—	—	—
Exposure on securitizations to which a risk weight of 1,250% is applied	—	—	—	—	—	—	—	—
Exposure whose underlying assets are overseas assets	123.1	—	57.4	10.2	360.0	—	68.3	619.2

	(Billions of yen)
	As of September 30, 2015
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Account and note receivables	Real estate	Others	Total
On-balance sheet	97.8	—	38.6	56.0	391.9	—	83.2	667.7
Exposure on resecuritizations	—	—	—	—	—	—	—	—
Off-balance sheet	64.4	—	43.0	10.3	79.6	—	48.7	246.2
Exposure on resecuritizations	—	—	—	—	—	—	—	—
Total	162.3	—	81.7	66.3	471.5	—	131.9	913.9
Exposure on resecuritizations	—	—	—	—	—	—	—	—
Exposure on securitizations to which a risk weight of 1,250% is applied	—	—	—	—	—	—	—	—
Exposure whose underlying assets are overseas assets	108.0	—	72.0	33.8	231.8	—	110.6	556.4

Notes:

1.	Securitization exposure retained or purchased includes unused portions of securitization programs that are subject to allocation of required capital.

2.	Classification based on type of underlying assets is conducted according to the principal underlying asset type for each transaction. Transactions that are difficult to classify are included under “Others.”

3.	“Credit cards” include shopping credit receivables, card loans, etc.

4.	The classification of transactions of which the underlying assets are overseas assets is conducted according to the principal underlying assets of each transaction.

5.	“Exposure on resecuritizations” as of both September 30, 2014 and 2015 are classified following Article 1, Paragraph 2-2 of the FSA Notice No. 20 (hereinafter the same).

–Exposure by risk weight category–

	(Billions of yen)
	As of September 30, 2014

Risk weight	On-balance sheet	Exposure on resecuritizations	Off-balance sheet	Exposure on resecuritizations	Total	Exposure on resecuritizations
Up to 20%	690.6	—	257.4	—	948.1	—
Up to 50%	16.0	—	—	—	16.0	—
Up to 100%	24.5	—	24.6	—	49.1	—
Up to 250%	—	—	—	—	—	—
Up to 650%	—	—	—	—	—	—
Less than 1,250%	—	—	—	—	—	—
1,250%	—	—	—	—	—	—

Total	731.2	—	282.0	—	1,013.3	—

	(Billions of yen)
	As of September 30, 2015

Risk weight	On-balance sheet	Exposure on resecuritizations	Off-balance sheet	Exposure on resecuritizations	Total	Exposure on resecuritizations
Up to 20%	661.9	—	246.2	—	908.1	—
Up to 50%	1.2	—	—	—	1.2	—
Up to 100%	4.5	—	—	—	4.5	—
Up to 250%	—	—	—	—	—	—
Up to 650%	—	—	—	—	—	—
Less than 1,250%	—	—	—	—	—	—
1,250%	—	—	—	—	—	—

Total	667.7	—	246.2	—	913.9	—

–Amount of required capital by risk weight category–

	(Billions of yen)
	As of September 30, 2014

Risk weight	On-balance sheet	Exposure on resecuritizations	Off-balance sheet	Exposure on resecuritizations	Total	Exposure on resecuritizations
Up to 20%	4.0	—	1.4	—	5.4	—
Up to 50%	0.4	—	—	—	0.4	—
Up to 100%	1.3	—	1.3	—	2.6	—
Up to 250%	—	—	—	—	—	—
Up to 650%	—	—	—	—	—	—
Less than 1,250%	—	—	—	—	—	—
1,250%	—	—	—	—	—	—

Total	5.8	—	2.7	—	8.5	—

	(Billions of yen)
	As of September 30, 2015

Risk weight	On-balance sheet	Exposure on resecuritizations	Off-balance sheet	Exposure on resecuritizations	Total	Exposure on resecuritizations
Up to 20%	4.0	—	1.5	—	5.6	—
Up to 50%	0.0	—	—	—	0.0	—
Up to 100%	0.3	—	—	—	0.3	—
Up to 250%	—	—	—	—	—	—
Up to 650%	—	—	—	—	—	—
Less than 1,250%	—	—	—	—	—	—
1,250%	—	—	—	—	—	—

Total	4.4	—	1.5	—	5.9	—

–Credit risk mitigation against exposure on resecuritizations–

(Billions of yen)
Risk weight	As of September 30, 2014	As of September 30, 2015
Up to 20%	—	—
Up to 50%	—	—
Up to 100%	—	—
Up to 250%	—	—
Up to 650%	—	—
Over 650%	—	—

Total	—	—

Note:

The above table shows the exposure on resecuritizations based on the risk weight after taking into consideration the effect of method to mitigate credit risk.

● Securitization exposure as investor (for calculation of credit risk-weighted assets)

(E) Information of securitization exposure retained or purchased

–Exposure by type of underlying asset–

	(Billions of yen)
	As of September 30, 2014
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Corporate	Real estate	Others	Total
On-balance sheet	46.5	1,148.0	154.7	38.7	209.3	38.4	106.3	1,742.1
Exposure on resecuritizations	—	12.7	—	—	62.3	—	—	75.1
Off-balance sheet	41.5	—	48.6	—	4.7	0.3	4.4	99.7
Exposure on resecuritizations	—	—	—	—	—	—	—	—
Total	88.0	1,148.0	203.3	38.7	214.0	38.7	110.8	1,841.9
Exposure on resecuritizations	—	12.7	—	—	62.3	—	—	75.1
Exposure on securitizations to which a risk weight of 1,250% is applied	—	2.7	0.3	0.6	—	12.7	0.6	17.1
Exposure whose underlying assets are overseas assets	79.9	57.8	163.2	25.5	214.0	12.5	46.5	599.7

	(Billions of yen)
	As of September 30, 2015
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Corporate	Real estate	Others	Total
On-balance sheet	37.5	971.1	391.8	6.0	354.1	12.5	301.9	2,075.2
Exposure on resecuritizations	—	6.8	—	—	8.4	—	—	15.3
Off-balance sheet	143.9	—	70.1	35.9	202.6	0.1	2.9	455.8
Exposure on resecuritizations	—	—	—	—	—	—	—	—
Total	181.4	971.1	461.9	41.9	556.8	12.7	304.9	2,531.1
Exposure on resecuritizations	—	6.8	—	—	8.4	—	—	15.3
Exposure on securitizations to which a risk weight of 1,250% is applied	—	0.0	—	—	—	2.0	—	2.0
Exposure whose underlying assets are overseas assets	179.4	0.0	426.8	35.9	556.8	0.3	255.4	1,454.9

Notes:

1.	Subordinated contributions for managed collateralized loan obligations (“CLO”), etc., are included in the above table as exposure as investor even when the assets underlying those CLOs, etc., include exposures that were originated by us. Our subordinated contributions for those managed CLOs, etc. (a risk weight of 1,250% was applied for the purpose of capital adequacy ratio calculation), were ¥0.8 billion as of September 30, 2014 and none as of September 30, 2015.

2.	Classification based on type of underlying assets is conducted according to the principal underlying asset type for each transaction. Transactions that are difficult to classify are included under “Others.”

3.	“Credit cards” include shopping credit receivables, card loans, etc.

4.	The classification of transactions of which the underlying assets are overseas assets is conducted according to the principal underlying assets of each transaction.

5.	Securitization exposure retained or purchased whose risk transfer (hedge) effects are reflected in the calculation of capital adequacy ratio is categorized as securitization exposure as originator.

6.	“Exposure on resecuritizations” as of both September 30, 2014 and 2015 are classified following Article 1, Paragraph 2-2 of the FSA Notice No. 20 (hereinafter the same).

–Exposure by risk weight category–

	(Billions of yen)
	As of September 30, 2014

Risk weight	On-balance sheet	Exposure on resecuritizations	Off-balance sheet	Exposure on resecuritizations	Total	Exposure on resecuritizations
Up to 20%	1,613.4	30.9	94.9	—	1,708.3	30.9
Up to 50%	94.8	44.1	—	—	94.8	44.1
Up to 100%	5.1	—	—	—	5.1	—
Up to 250%	0.4	—	—	—	0.4	—
Up to 650%	12.3	—	3.7	—	16.0	—
Less than 1,250%	—	—	—	—	—	—
1,250%	16.0	—	1.0	—	17.1	—

Total	1,742.1	75.1	99.7	—	1,841.9	75.1

	(Billions of yen)
	As of September 30, 2015

Risk weight	On-balance sheet	Exposure on resecuritizations	Off-balance sheet	Exposure on resecuritizations	Total	Exposure on resecuritizations
Up to 20%	2,032.6	6.8	452.7	—	2,485.3	6.8
Up to 50%	24.8	8.4	—	—	24.8	8.4
Up to 100%	4.8	—	—	—	4.8	—
Up to 250%	—	—	—	—	—	—
Up to 650%	11.1	—	2.9	—	14.1	—
Less than 1,250%	—	—	—	—	—	—
1,250%	1.8	—	0.1	—	2.0	—

Total	2,075.2	15.3	455.8	—	2,531.1	15.3

–Amount of required capital by risk weight category–
	(Billions of yen)
	As of September 30, 2014

Risk weight	On-balance sheet	Exposure on resecuritizations	Off-balance sheet	Exposure on resecuritizations	Total	Exposure on resecuritizations
Up to 20%	10.5	0.5	0.6	—	11.1	0.5
Up to 50%	2.6	1.0	—	—	2.6	1.0
Up to 100%	0.3	—	—	—	0.3	—
Up to 250%	0.0	—	—	—	0.0	—
Up to 650%	4.3	—	1.0	—	5.4	—
Less than 1,250%	—	—	—	—	—	—
1,250%	16.6	—	1.0	—	17.7	—

Total	34.6	1.5	2.7	—	37.4	1.5

	(Billions of yen)
	As of September 30, 2015

Risk weight	On-balance sheet	Exposure on resecuritizations	Off-balance sheet	Exposure on resecuritizations	Total	Exposure on resecuritizations
Up to 20%	11.6	0.1	2.8	—	14.5	0.1
Up to 50%	0.5	0.2	—	—	0.5	0.2
Up to 100%	0.3	—	—	—	0.3	—
Up to 250%	—	—	—	—	—	—
Up to 650%	3.1	—	0.8	—	3.9	—
Less than 1,250%	—	—	—	—	—	—
1,250%	1.8	—	0.1	—	2.0	—

Total	17.5	0.3	3.8	—	21.4	0.3

–Credit risk mitigation against exposure on resecuritizations–

(Billions of yen)
Risk weight	As of September 30, 2014	As of September 30, 2015
Up to 20%	—	—
Up to 50%	0.5	3.2
Up to 100%	—	—
Up to 250%	—	—
Up to 650%	—	—
Over 650%	—	—

Total	0.5	3.2

Note:

The above table shows the exposure on resecuritizations based on the risk weight after taking into consideration the effect of method to mitigate credit risk.

● Securitization exposure as originator (for calculation of market risk equivalent amounts)

(F) Information by type of underlying assets

(Billions of yen)
As of, or for the six months ended, September 30, 2014
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Corporate	Real estate	Securiti- zation products	Total
Traditional securitizations
Amount of underlying assets (a)	—	—	—	—	—	—	—	—
Amount of exposures securitized during the six-month period	—	—	—	—	—	—	—	—
Gains and losses recognized on sales during the six-month period	—	—	—	—	—	—	—	—
Securitization subject to early amortization treatment	—	—	—	—	—	—	—	—
Synthetic securitizations
Amount of underlying assets (b)	—	—	—	—	10.0	—	—	10.0
Amount of exposures securitized during the six-month period	—	—	—	—	—	—	—	—
Gains and losses recognized on sales during the six-month period	—	—	—	—	—	—	—	—
Total amount of underlying assets (a)+(b)	—	—	—	—	10.0	—	—	10.0

(Billions of yen)
As of, or for the six months ended, September 30, 2015
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Corporate	Real estate	Securiti- zation products	Total
Traditional securitizations
Amount of underlying assets (a)	—	—	16.3	—	—	—	—	16.3
Amount of exposures securitized during the six-month period	—	—	—	—	—	—	—	—
Gains and losses recognized on sales during the six-month period	—	—	—	—	—	—	—	—
Securitization subject to early amortization treatment	—	—	—	—	—	—	—	—
Synthetic securitizations
Amount of underlying assets (b)	—	—	—	—	—	—	—	—
Amount of exposures securitized during the six-month period	—	—	—	—	—	—	—	—
Gains and losses recognized on sales during the six-month period	—	—	—	—	—	—	—	—
Total amount of underlying assets (a)+(b)	—	—	16.3	—	—	—	—	16.3

Note:

Classification based on type of underlying assets is conducted according to the principal underlying asset type for each transaction.

–Exposure intended to be securitized–

(Billions of yen)
As of September 30, 2014
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Corporate	Real estate	Securiti- zation products	Total
Exposure intended to be securitized	—	—	—	—	—	—	—	—

(Billions of yen)
As of September 30, 2015
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Corporate	Real estate	Securiti- zation products	Total
Exposure intended to be securitized	—	—	—	—	—	—	—	—

(G) Information of securitization exposure retained or purchased

–Exposure by type of underlying asset–

	(Billions of yen)
	As of September 30, 2014
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Corporate	Real estate	Securiti- zation products	Total
On-balance sheet	—	—	—	—	0.0	—	—	0.0
Exposure on resecuritizations	—	—	—	—	—	—	—	—
Off-balance sheet	—	—	—	—	—	—	—	—
Exposure on resecuritizations	—	—	—	—	—	—	—	—
Total	—	—	—	—	0.0	—	—	0.0
Exposure on resecuritizations	—	—	—	—	—	—	—	—
Exposure on securitizations to which a risk weight of 100% is applied	—	—	—	—	0.0	—	—	0.0
Exposure whose underlying assets are overseas assets	—	—	—	—	0.0	—	—	0.0

	(Billions of yen)
	As of September 30, 2015
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Corporate	Real estate	Securiti- zation products	Total
On-balance sheet	—	—	16.3	—	—	—	—	16.3
Exposure on resecuritizations	—	—	—	—	—	—	—	—
Off-balance sheet	—	—	—	—	—	—	—	—
Exposure on resecuritizations	—	—	—	—	—	—	—	—
Total	—	—	16.3	—	—	—	—	16.3
Exposure on resecuritizations	—	—	—	—	—	—	—	—
Exposure on securitizations to which a risk weight of 100% is applied	—	—	—	—	—	—	—	—
Exposure whose underlying assets are overseas assets	—	—	16.3	—	—	—	—	16.3

Notes:

1.	Classification based on type of underlying asset is conducted according to the principal underlying asset type for each transaction.

2.	“Exposure whose underlying assets are overseas assets” is classified based on the principal underlying asset type for each transaction.

–Exposure by risk capital charge category–

(Billions of yen)
As of September 30, 2014

Risk capital charge	On-balance sheet	Exposure on resecuritizations	Off-balance sheet	Exposure on resecuritizations	Total	Exposure on resecuritizations
Up to 1.6%	—	—	—	—	—	—
Up to 4%	—	—	—	—	—	—
Up to 8%	—	—	—	—	—	—
Up to 20%	—	—	—	—	—	—
Up to 52%	—	—	—	—	—	—
Less than 100%	—	—	—	—	—	—
100%	0.0	—	—	—	0.0	—

Total	0.0	—	—	—	0.0	—

(Billions of yen)
As of September 30, 2015

Risk capital charge	On-balance sheet	Exposure on resecuritizations	Off-balance sheet	Exposure on resecuritizations	Total	Exposure on resecuritizations
Up to 1.6%	16.3	—	—	—	16.3	—
Up to 4%	—	—	—	—	—	—
Up to 8%	—	—	—	—	—	—
Up to 20%	—	—	—	—	—	—
Up to 52%	—	—	—	—	—	—
Less than 100%	—	—	—	—	—	—
100%	—	—	—	—	—	—

Total	16.3	—	—	—	16.3	—

–Amount of required capital by risk capital charge category–

(Billions of yen)
As of September 30, 2014

Risk capital charge	On-balance sheet	Exposure on resecuritizations	Off-balance sheet	Exposure on resecuritizations	Total	Exposure on resecuritizations
Up to 1.6%	—	—	—	—	—	—
Up to 4%	—	—	—	—	—	—
Up to 8%	—	—	—	—	—	—
Up to 20%	—	—	—	—	—	—
Up to 52%	—	—	—	—	—	—
Less than 100%	—	—	—	—	—	—
100%	0.0	—	—	—	0.0	—

Total	0.0	—	—	—	0.0	—

(Billions of yen)
As of September 30, 2015

Risk capital charge	On-balance sheet	Exposure on resecuritizations	Off-balance sheet	Exposure on resecuritizations	Total	Exposure on resecuritizations
Up to 1.6%	0.2	—	—	—	0.2	—
Up to 4%	—	—	—	—	—	—
Up to 8%	—	—	—	—	—	—
Up to 20%	—	—	—	—	—	—
Up to 52%	—	—	—	—	—	—
Less than 100%	—	—	—	—	—	—
100%	—	—	—	—	—	—

Total	0.2	—	—	—	0.2	—

–Subject to Comprehensive Risk Measure–

(Billions of yen)
As of September 30, 2014
	Securitizations	Resecuritizations
Total amount of securitization exposure	—	—
Total amount of required capital	—	—

–Subject to Comprehensive Risk Measure–

(Billions of yen)
As of September 30, 2015
	Securitizations	Resecuritizations
Total amount of securitization exposure	—	—
Total amount of required capital	—	—

–Capital increase due to securitization transactions–

(Billions of yen)
As of September 30, 2014
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Corporate	Real estate	Securitization products	Total
Capital increase due to securitization transactions	—	—	—	—	—	—	—	—

(Billions of yen)
As of September 30, 2015
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Corporate	Real estate	Securitization products	Total
Capital increase due to securitization transactions	—	—	—	—	—	—	—	—

● Securitization exposure as sponsor of securitization programs (ABCP/ABL) (for calculation of market risk equivalent amounts)

(H) Information by type of underlying assets

None as of September 30, 2014 and 2015

(I) Information of securitization exposure retained or purchased

None as of September 30, 2014 and 2015

● Securitization exposure as investor (for calculation of market risk equivalent amounts)

(J) Information of securitization exposure retained or purchased

–Exposure by type of underlying asset–

	(Billions of yen)
	As of September 30, 2014
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Corporate	Real estate	Others	Total
On-balance sheet	9.2	4.5	5.5	3.4	0.0	7.6	0.4	30.8
Exposure on resecuritizations	—	—	—	—	—	—	0.1	0.1
Off-balance sheet	—	—	—	—	—	—	—	—
Exposure on resecuritizations	—	—	—	—	—	—	—	—

Total	9.2	4.5	5.5	3.4	0.0	7.6	0.4	30.8

Exposure on resecuritizations	—	—	—	—	—	—	0.1	0.1
Exposure on securitizations to which a risk weight of 100% is applied	—	4.0	—	—	0.0	0.6	0.1	4.8
Exposure whose underlying assets are overseas assets	9.2	4.3	5.5	3.4	0.0	5.8	0.0	28.4

	(Billions of yen)
	As of September 30, 2015
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Corporate	Real estate	Others	Total
On-balance sheet	—	3.0	13.5	1.4	3.7	5.9	6.3	33.9
Exposure on resecuritizations	—	—	—	—	2.5	—	0.1	2.6
Off-balance sheet	—	—	—	—	—	—	—	—
Exposure on resecuritizations	—	—	—	—	—	—	—	—

Total	—	3.0	13.5	1.4	3.7	5.9	6.3	33.9

Exposure on resecuritizations	—	—	—	—	2.5	—	0.1	2.6
Exposure on securitizations to which a risk weight of 100% is applied	—	3.0	—	—	0.0	0.2	0.4	3.6
Exposure whose underlying assets are overseas assets	—	2.8	13.5	1.4	3.7	4.1	6.2	32.0

Notes:

1.	Classification based on type of underlying assets is conducted according to the principal underlying asset type for each transaction. Transactions that are difficult to classify are included under “Others.”

2.	“Credit cards” include shopping credit receivables, card loans, etc.

3.	The classification of transactions of which the underlying assets are overseas assets is conducted according to the principal underlying assets of each transaction.

4.	“Exposure on resecuritizations” are classified following Article 1, Paragraph 2-2 of the FSA Notice No. 20 (hereinafter the same).

–Exposure by risk capital charge category–

	(Billions of yen)
	As of September 30, 2014

Risk capital charge	On-balance sheet	Exposure on resecuritizations	Off-balance sheet	Exposure on resecuritizations	Total	Exposure on resecuritizations
Up to 1.6%	21.0	—	—	—	21.0	—
Up to 4%	1.4	—	—	—	1.4	—
Up to 8%	3.1	—	—	—	3.1	—
Up to 20%	—	—	—	—	—	—
Up to 52%	0.2	—	—	—	0.2	—
Less than 100%	—	—	—	—	—	—
100%	4.8	0.1	—	—	4.8	0.1

Total	30.8	0.1	—	—	30.8	0.1

	(Billions of yen)
	As of September 30, 2015

Risk capital charge	On-balance sheet	Exposure on resecuritizations	Off-balance sheet	Exposure on resecuritizations	Total	Exposure on resecuritizations
Up to 1.6%	22.4	—	—	—	22.4	—
Up to 4%	1.5	1.3	—	—	1.5	1.3
Up to 8%	4.9	—	—	—	4.9	—
Up to 20%	1.2	1.2	—	—	1.2	1.2
Up to 52%	0.1	—	—	—	0.1	—
Less than 100%	—	—	—	—	—	—
100%	3.6	0.1	—	—	3.6	0.1

Total	33.9	2.6	—	—	33.9	2.6

–Amount of required capital by risk capital charge category–
	(Billions of yen)
	As of September 30, 2014

Risk capital charge	On-balance sheet	Exposure on resecuritizations	Off-balance sheet	Exposure on resecuritizations	Total	Exposure on resecuritizations
Up to 1.6%	0.3	—	—	—	0.3	—
Up to 4%	0.0	—	—	—	0.0	—
Up to 8%	0.2	—	—	—	0.2	—
Up to 20%	—	—	—	—	—	—
Up to 52%	0.0	—	—	—	0.0	—
Less than 100%	—	—	—	—	—	—
100%	4.8	0.1	—	—	4.8	0.1

Total	5.5	0.1	—	—	5.5	0.1

	(Billions of yen)
	As of September 30, 2015

Risk capital charge	On-balance sheet	Exposure on resecuritizations	Off-balance sheet	Exposure on resecuritizations	Total	Exposure on resecuritizations
Up to 1.6%	0.3	—	—	—	0.3	—
Up to 4%	0.0	0.0	—	—	0.0	0.0
Up to 8%	0.3	—	—	—	0.3	—
Up to 20%	0.2	0.2	—	—	0.2	0.2
Up to 52%	0.0	—	—	—	0.0	—
Less than 100%	—	—	—	—	—	—
100%	3.6	0.1	—	—	3.6	0.1

Total	4.7	0.3	—	—	4.7	0.3

–Subject to Comprehensive Risk Measure–

(Billions of yen)
As of September 30, 2014
	Securitization	Resecuritization
Total amount of securitization exposure	—	—
Total amount of required capital	—	—

(Billions of yen)
As of September 30, 2015
	Securitization	Resecuritization
Total amount of securitization exposure	—	—
Total amount of required capital	—	—

■ Market risk

● Trading activities

The following table shows VaR (Value at Risk) figures of our trading activities:

	(Billions of yen)
	For the six months ended September 30, 2014	For the fiscal year ended March 31, 2015	For the six months ended September 30, 2015
End of period	3.3	6.5	2.6
Maximum	6.8	7.1	4.4
Minimum	3.1	3.1	1.8
Average	4.1	4.4	2.5
The number of cases where assumptive losses exceeded VaR during the period	0	2	3

Notes:

1.	Amount of market risk (VaR) is calculated based on the internal model.

2.	The multiplication factor for the calculation of market risk equivalent is determined by the number of cases where assumptive losses exceeded VaR before 250 business days prior to the end of period.

3.	Our group companies which conduct trading activities are Mizuho Bank, Mizuho Trust & Banking and Mizuho Securities, etc.

VaR method:
Linear risk:	variance co-variance model
Non-linear risk:	Monte-Carlo simulation
VaR	Simple aggregation of linear risk and non-linear risk
Quantitative standard:	1. confidence interval: one-tailed 99.0%;
2. holding period: 1 day; and
3. historical observation period of one year (265 business days)

VaR (Value at Risk)

The VaR method measures the maximum possible loss that could be incurred due to market movements within a certain time period (or holding period) and degree of probability (or confidence interval).

Back testing

The Back testing is one of the methods to evaluate the effectiveness of market risk measurements calculated using the VaR method that compares VaR and amount of losses (we compare VaR with assumptive profits and losses). The number of cases where assumptive losses exceeded VaR is the number of times in which losses exceeded VaR during the corresponding period.

The following table shows stressed VaR figures of our trading activities:

	(Billions of yen)
	For the six months ended September 30, 2014	For the fiscal year ended March 31, 2015	For the six months ended September 30, 2015
End of period	11.3	20.2	5.2
Maximum	16.3	24.8	12.5
Minimum	8.5	8.5	3.4
Average	11.5	13.2	6.4

Stressed VaR method:
Linear risk:	variance co-variance model
Non-linear risk:	Monte-Carlo simulation
Stressed VaR	Simple aggregation of linear risk and non-linear risk
Quantitative standard:	1. confidence interval: one-tailed 99.0%;
2. holding period: 1 day; and
3. historical observation period of one year of significant financial stress (265 business days)

Stressed VaR

The stressed VaR measurement is based on a continuous 12-month period of significant financial stress.

● Outlier criteria

The following table shows results of calculations under the outlier framework:

	(Billions of yen)
	Amount of loss	Broadly-defined capital	Loss ratio to capital
As of September 30, 2014	448.1	9,167.5	4.8%
As of March 31, 2015	529.2	9,508.4	5.5%
As of September 30, 2015	542.3	9,596.1	5.6%
Effect of yen interest rate	77.3	n.a.	n.a.
Effect of dollar interest rate	356.2	n.a.	n.a.
Effect of euro interest rate	76.6	n.a.	n.a.

Outlier criteria

As part of the capital adequacy requirements under Basel III, the losses arising from a banking book in hypothetical interest rate shock scenarios under certain stress conditions are calculated and compared with the sum of Tier 1 and Tier 2 capital. If the interest rate risk of the banking book leads to an economic value decline of more than 20% of the sum of Tier 1 and Tier 2 capital, we will be deemed an “outlier” and may be required to reduce the banking book risk or adopt other responses.

Interest rate shock scenario under stress conditions in outlier criteria

For the interest rate shock scenario used in connection with the calculations under the outlier framework, we generate annual rate fluctuation data for five years derived from daily raw historical interest rate data of the past six years and then apply the actual fluctuation data at a 99.0% confidence level to the shock scenario.

■ Equity exposure in banking book

(8) Status of equity exposure in banking book

(A) Amounts stated in consolidated balance sheet

	(Billions of yen)
	As of September 30, 2014		As of September 30, 2015
	Consolidated balance sheet amount	Fair value	Consolidated balance sheet amount	Fair value
Exposure of listed stock, etc.	3,883.0	4,036.3	4,168.0	4,328.4
Other equity exposure	328.1	n.a.	421.8	n.a.

Total	4,211.1	n.a.	4,589.9	n.a.

Note:

The above figures include only Japanese and foreign stocks.

(B) Gains and losses on sales related to equity exposure

(Billions of yen)
	For the six months ended September 30, 2014			For the six months ended September 30, 2015
	Gains and losses on sales			Gains and losses on sales
		Gains on sales	Losses on sales		Gains on sales	Losses on sales
Sale of equity exposure	38.9	39.8	0.9	117.5	133.1	15.6

Note:

The above figures represent gains and losses on sales of stocks in our consolidated statement of income.

(C) Gains and losses from write-offs related to equity exposure

	(Billions of yen)
	For the six months ended September 30, 2014	For the six months ended September 30, 2015
	Gains and losses from write-offs	Gains and losses from write-offs
Write-offs of equity exposure	(2.9)	(1.1)

Note:

The above figures represent gains and losses on devaluation of stocks in our consolidated statement of income.

(D) Unrealized gains and losses recognized in the consolidated balance sheet and not recognized in the consolidated statement of income

(Billions of yen)
	As of September 30, 2014			As of September 30, 2015
	Net unrealized gains			Net unrealized gains
		Unrealized gains	Unrealized losses		Unrealized gains	Unrealized losses
Equity exposure	1,629.8	1,696.1	66.2	2,015.7	2,058.8	43.1

Note:

The above figures include only Japanese and foreign stocks.

(E) Unrealized gains and losses not recognized in the consolidated balance sheet or in the consolidated statement of income

(Billions of yen)
	As of September 30, 2014			As of September 30, 2015
	Net			Net
		Unrealized gains	Unrealized losses		Unrealized gains	Unrealized losses
Equity exposure	153.2	159.1	5.9	160.3	168.0	7.7

Note:

The above figures include only Japanese and foreign stocks.

(F) Equities exposure by portfolio classification

	(Billions of yen)
	As of September 30, 2014	As of September 30, 2015
PD/LGD approach	4,123.6	4,430.4
Market-based approach (simple risk weight method)	687.2	521.5
Market-based approach (internal models approach)	—	—

Total	4,810.8	4,951.9

■ Composition of Leverage Ratio

					(Millions of yen)
Corresponding line # on Basel III disclosure template (Table 2)		Corresponding line # on Basel III disclosure template (Table 1)	Item		As of September 30, 2015
On-balance sheet exposures				(1)
1			On-balance sheet exposures before deducting adjustment items		165,380,668
	1a	1	Total assets reported in the consolidated balance sheet		192,246,749
	1b	2	The amount of assets of subsidiaries that are not included in the scope of the leverage ratio on a consolidated basis (-)		—
	1c	7	The amount of assets of subsidiaries that are included in the scope of the leverage ratio on a consolidated basis (except those included in the total assets reported in the consolidated balance sheet)		—
	1d	3	The amount of assets that are deducted from the total assets reported in the consolidated balance sheet (except adjustment items) (-)		26,866,080
2		7	The amount of adjustment items pertaining to Tier 1 capital (-)		608,441
3			Total on-balance sheet exposures	(a)	164,772,227
Exposures related to derivative transactions				(2)
4			Replacement cost associated with derivatives transactions, etc.		2,953,992
5			Add-on amount associated with derivatives transactions, etc.		5,780,165
			The amount of receivables arising from providing cash margin in relation to derivatives transactions, etc.		720,563
6			The amount of receivables arising from providing cash margin, provided where deducted from the consolidated balance sheet pursuant to the operative accounting framework		139,039
7			The amount of deductions of receivables (out of those arising from providing cash variation margin) (-)		—
8			The amount of client-cleared trade exposures for which a bank holding company acting as a clearing member is not obliged to make any indemnification (-)		/
9			Adjusted effective notional amount of written credit derivatives		2,604,848
10			The amount of deductions from effective notional amount of written credit derivatives (-)		2,300,909
11		4	Total exposures related to derivative transactions	(b)	9,897,698
Exposures related to repo transactions				(3)
12			The amount of assets related to repo transactions, etc		12,518,834
13			The amount of deductions from the assets above (line 12) (-)		5,592,130
14			The exposures for counterparty credit risk for repo transactions, etc		359,275
15			The exposures for agent repo transactions		/
16		5	Total exposures related to repo transactions, etc.	(c)	7,285,979
Exposures related to off-balance sheet transactions				(4)
17			Notional amount of off-balance sheet transactions		47,084,828
18			The amount of adjustments for conversion in relation to off-balance sheet transactions (-)		30,029,572
19		6	Total exposures related to off-balance sheet transactions	(d)	17,055,256
Leverage ratio on a consolidated basis				(5)
20			The amount of capital (Tier 1 capital)	(e)	7,742,337
21		8	Total exposures ((a)+(b)+(c)+(d))	(f)	199,011,162
22			Leverage ratio on a consolidated basis ((e)/(f))		3.89%

■ Liquidity Coverage Ratio

Liquidity standards agreed upon by the Basel Committee on Banking Supervision require our liquidity coverage ratio to surpass the minimum standard starting March 31, 2015.

We calculate our consolidated liquidity coverage ratio (the “Consolidated LCR”) in accordance with the regulation “The Evaluation Criterion on the Sound Management of Liquidity Risk Defined, Based on Banking Law Article 52-25, as One of Criteria for Bank Holding Companies to Evaluate the Soundness of Their Management and the Ones of Their Subsidiaries and Others, which is also One of Evaluation Criteria on the Soundness of the Banks’ Management” (the FSA Notice No. 62 of 2014 (the “Notice No. 62”)).

The information disclosed herein is in accordance with “Matters Separately Prescribed by the Commissioner of the Financial Services Agency Regarding Status of Sound Management of Liquidity Risk , etc. pursuant to Article 19-2, Paragraph 1, Item 5, Sub-item (e), etc. of the Ordinance for Enforcement of the Banking Law (Ministry of Finance Ordinance No. 7 of 2015)” (the FSA Notice No. 7 of 2015).

The status of our sound management of liquidity risk is as follows:

			(In million yen, the number of data)
Item			For the three months ended June 30, 2015		For the three months ended September 30, 2015
High-Quality Liquid Assets		(1)
1	Total high-quality liquid assets (HQLA)		51,995,637		54,533,817

Cash Outflows		(2)	TOTAL UNWEIGHTED	TOTAL WEIGHTED VALUE	TOTAL UNWEIGHTED	TOTAL WEIGHTED VALUE
2	Cash outflows related to unsecured retail funding		43,271,690	3,491,951	43,503,236	3,510,031
3	of which, Stable deposits		11,966,157	358,984	12,038,853	361,165
4	of which, Less stable deposits		31,305,533	3,132,966	31,464,382	3,148,866
5	Cash outflows related to unsecured wholesale funding		57,588,934	35,923,629	58,474,228	37,362,630
6	of which, Qualifying operational deposits		0	0	0	0
7	of which, Cash outflows related to unsecured wholesale funding other than qualifying operational deposits and debt securities		48,184,777	26,519,471	49,101,282	27,989,684
8	of which, Debt securities		9,404,157	9,404,157	9,372,945	9,372,945
9	Cash outflows related to secured funding, etc			1,554,580		1,522,191
10	Cash outflows related to derivative transactions, etc. funding programs, credit and liquidity facilities		23,812,063	6,272,561	24,105,273	5,921,025
11	of which, Cash outflows related to derivatives transactions, etc		1,587,911	1,587,911	1,601,799	1,601,799
12	of which, Cash outflows related to funding programs		251,418	251,418	255,147	255,147
13	of which, Cash outflows related to credit and liquidity facilities		21,972,733	4,433,232	22,248,326	4,064,078
14	Cash outflows, etc. related to contractual funding obligations		6,196,794	2,014,009	5,268,271	1,620,085
15	Cash outflows related to contingencies		66,388,361	654,949	66,615,191	636,818
16	Total cash outflows			49,911,681		50,572,782

Cash Inflows		(3)	TOTAL UNWEIGHTED	TOTAL WEIGHTED VALUE	TOTAL UNWEIGHTED	TOTAL WEIGHTED VALUE
17	Cash inflows related to secured lending and investments, etc.		10,369,702	763,435	10,799,937	734,118
18	Cash inflows related to collections of loans, etc		8,572,185	5,733,975	8,707,095	5,817,720
19	Other cash inflows		6,520,295	1,679,308	5,194,612	1,570,303
20	Total cash inflows		25,462,183	8,176,718	24,701,644	8,122,142

Consolidated liquidity coverage ratio		(4)
21	Total HQLA allowed to be included in the calculation			51,995,637		54,533,817
22	Net cash outflows			41,734,963		42,450,640
23	Consolidated liquidity coverage ratio			124.6%		128.4%
24	The number of data used to calculate the average value		3		3

Notes:

1.	Item from 1 to 23 are quarterly average using data points as shown in item 24.

2.	We do not apply the “exception regarding qualifying operational deposits” in Article 28 of the Notice No. 62 with respect to item 6.

3.	The numbers in item 11 include the amount of additional collateral required due to market valuation changes on derivative transactions estimated by the “historical look-back approach” instead of “scenario approach” in Article 37 of the Notice No. 62.

4.	There are no material components that necessitate detailed explanation of “cash outflows from other contracts” in Article 59 of the Notice No. 62 within item 14, “cash outflows from other contingent funding obligations” in Article 52 of the Notice No. 62 within item 15, “cash inflows from other contracts” in Article 72 of the Notice No. 62 within item 19.

Our Consolidated LCR is 124.6% for the three months ended June 30, 2015 and 128.4% for the three months ended September 30, 2015, with no significant change.

Our Consolidated LCR does not lead to any issues since it surpasses not only the current minimum standard (60%) required under the liquidity regulation, but also the final regulatory standard (100%), for the three months ended June 30, 2015 and September 30, 2015, respectively. Our Consolidated LCR disclosed herein does not differ much from the level we expected beforehand, and we do not expect our Consolidated LCR in the future to deviate significantly from the current level.

There are no significant changes in the composition, such as currency composition or type composition, and geographic distribution of the HQLA allowed to be included in the calculation.

In addition, there is no significant currency mismatch which might affect our funding conditions between total amount of the HQLA allowed to be included in the calculation and net cash outflow regarding significant currencies.